Information Resources Inc
ARLS
P.E. 12/31/01



02031481

REC'D S.E.C.
MAY 1 2002
071

Closer Lo



2001 Annual Report



PROCESSED
MAY 1 5 2002
THOMSON
FINANCIAL

iri information resources

Intelligence to power your business

what's on sale
multi-pack
generic
brand name
coupon
product color
> decision



Closer Looks

Companies in the business of selling products to consumers need more than just sales data to give them a clear picture of their marketplace.

To completely understand the drivers of market sales and shares, many questions need to be asked, such as which consumers are buying what products and how often? Are they building a loyal consumer base that will sustain growth? What should they do to sell more? To answer questions like these, companies need a closer look at their consumers and what is happening in their markets.

As a leading market research organization in the consumer goods industry, we help our manufacturer and retailer clients better understand marketplace performance, consumer purchase behavior and the emerging trends that can propel growth. We do so by equipping them with the intelligence they need to make effective decisions, manage risk and optimize opportunities.

To nurture effective partnerships with our clients, we are strengthening the quality of our information and insights, extending our marketplace coverage and speeding the transformation of intelligence into action. Our analytic expertise is already world-class, and we are now working to reduce the time taken to conduct complex market evaluations, identify opportunities and make the right decisions. We will continue to focus on boosting our clients' success as we strive to be the best market research partner in the consumer goods industry.

Our client list includes some of the world's largest and most renowned multinational manufacturers and retailers. Further, most of the top investment firms on Wall Street and many marketing/sales agencies track the consumer goods industry using our information and insights. Geographically, we operate in the markets where the majority of the world's market research dollars are spent.

Our business is to give our clients closer looks... intelligence that powers their business.

Financial Highlights

(In millions except per share data)	2001	2000	1999
Reported Results			
Revenue	$ 555.9	$ 530.9	$ 546.3
Net Loss	$ (3.9)	$ (7.5)	$ (18.4)
Net Loss per Share—Diluted	$ (.13)	$ (.26)	$ (.66)
Restructuring and Other Items	$ (15.4)	$ (13.6)	$ (32.7)
Cash Flow Before Financing	$ 24.7	$ (4.3)	$ (7.5)
Results Excluding Restructuring and Other Items			
Operating Margin*	$ 13.2	$ 3.6	$ 4.6
Net Income	$ 5.8	$ .4	$ 1.2
Net Income per Share—Diluted	$ .20	$ .02	$ .04
Cash Flow Before Financing	$ 38.8	$ 13.5	$ (6.4)
Total Assets	$ 353.4	$ 365.2	$ 368.5
Long-Term Debt	$ 2.2	$ 24.6	$ 10.8
Stockholders' Equity	$ 210.8	$ 213.1	$ 225.0

Revenues (in millions)


United States
$416.8
$397.9
$420.3
1999
2000
2001
International
$129.5
$133.0
$135.6
1999
2000
2001
Total Company
$546.3
$530.9
$555.9
1999
2000
2001

Operating Margin (in millions)*


United States
$25.7
$15.8
$25.9
1999
2000
2001
International
0
($9.2)
($1.3)
($1.4)
1999
2000
2001
Total Company**
$4.6
$3.6
$13.2
1999
2000
2001

* *Profit or loss before restructuring and other items, taxes, interest and other expenses*

** *Including corporate expenses*

Dear Fellow Shareholder:

The year 2001 was one of significant progress for IRI. In 2000, we stabilized the Company's foundation. Throughout 2001, we continued to improve and build upon that foundation. While it is tempting to look for silver bullets, improvement in this business—as in most—starts with good people, a focus on quality and service, and a commitment to flawless execution. IRI accomplished a great deal in all of these areas this past year, and as a result, we grew revenue in a difficult environment, substantially improved operating results and produced the strongest balance sheet that the Company has had in recent years. Continuous improvement, however, is a journey. There are opportunities to do much more, and our customers, shareholders and employees have a right to expect measurable progress. I am proud of what we accomplished in 2001, and I continue to be encouraged about IRI's ability to grow and generate greater value in 2002.

Our People

Before I talk about 2001 highlights and the road ahead, I want to acknowledge the people of IRI. This Company has undergone major changes in the last three years. I count the progress made with our people to be the most important. For example, over the last two years, more than half of our U.S. workforce is either new hires or existing employees who have taken on new responsibilities. We have instituted or accelerated a number of practices aimed at improving the skills and capabilities of our people. Employee training, continuous recruiting and talent assessment processes have combined to boost productivity throughout the organization, and you can see it in our results.

Since 1999, when we began our restructuring efforts, revenue per full-time employee has increased 5% among our international business and 15% in the U.S. There is still more improvement to come, but for now I would like to thank all of IRI's employees for their efforts and let them know how encouraged I am by their accomplishments.

2001 Highlights

Our plan in 2001 was to continue to focus on the basics: growing revenue in our U.S. business, continuing to control costs, and getting our international operations to profitability for the first time. In the U.S., we made progress toward these goals, but external forces created several unexpected challenges. In the summer of 2001, the world's largest retailer, Wal-Mart, chose to stop supplying its U.S. data to the market research industry. This created unique challenges for IRI, our competitors and our clients. On a much more profound scale, the world held its collective breath for a month or so as it regrouped from the tragedy of 9/11. Great companies and great people, however, have a knack for overcoming challenges. IRI was able to respond with one of the best years it has had in the last decade, and I feel we are well positioned to continue that progress.

U.S. Highlights

U.S. revenue increased 6% to a record $420.3 million. The profit contribution of the U.S. business increased by 64%, to $25.9 million. U.S. revenue grew in each of our three lines of business—Retail Tracking, Analytics and Household Panel—and In-Store Audit Services.

Retail Tracking, which accounts for 77% of U.S. revenue, grew by 3%. This segment of our business collects, aggregates and reports on what products are being sold in various channels across the United States. Growth in this business has come from new technology-based tools that allow our customers to access and share data across their organizations with speed and simplicity. For example, we have increased the number of installations of our successful Web delivery platform, CPGNetwork, by almost 40%, bringing to 120 the number of clients—on both sides of the Atlantic—who use this innovative Web delivery technology.

Following Wal-Mart's decision to stop sharing Point-of-Sale (POS) data, IRI was the first research company to bring the market a new solution. We call this InfoScan Advantage. This service helps clients replicate much of the information they were accustomed to receiving by replacing Wal-Mart store data with similar data from our consumer household panel. Although panel data is less detailed than POS data, InfoScan Advantage is the only service that provides the CPG industry with critical competitive insight into product sales within Wal-Mart and fully integrates this panel-based information with POS data from other retailers. We continue to enhance this product to meet evolving customer needs and I am proud of how IRI responded quickly to this industry challenge.

Analytics and Household Panel, which represents 19% of our U.S. business, grew by 17% in 2001. In contrast to the POS data from IRI's retail tracking service, which reflects what consumers are buying, household panel data reveals who is buying and how purchasing decisions are made. The combination of retail tracking and household panel information is further leveraged into the analytics component of our business. This is where we use proprietary models to distill the data and create analyses that better help our clients understand their business. Our cutting edge work allows our clients to quantify and optimize their profit drivers, including marketing mix, pricing optimization and the power of their brands. Media, trade and consumer spending continues to increase as a percentage of CPG company sales. Therefore, our work is a critical component of their ability to continue increasing profitability in the face of difficult conditions for topline growth.

In-Store Audit Services currently represents 4% of IRI's U.S. revenue. This group provides IRI and its customers with observational information about in-store promotions, displays and other activities. Our store audit business grew by 11% for the year, and 21% in the back half of 2001. IRI provides in-store audit services through Mosaic InfoForce, L.P., a joint venture between IRI and Mosaic Group, Inc. of Canada. This relationship brings together two entrepreneurial organizations to provide our clients, both manufacturers and retailers, with greater understanding of what is happening at the actual point of purchase—the store shelves. With the proliferation of media outlets, the store has become even more influential in the purchasing decisions of consumers. We anticipate continued growth from this part of our business.

International Highlights

International revenue of $135.5 million increased by 2% in U.S. dollars and 6% in local currency. Operating losses were $1.4 million. Our goal in 2001 was to get our international operations, mostly comprised of European markets, to profitability for the first time. After a very strong start to 2001, growth slowed. The operating loss was similar to our performance in 2000. Slower growth rates were prevalent throughout the market research industry in Europe, with clients reducing spending as the year progressed.

A key factor in our European results was a product of the setback Germany experienced as we worked our way through a complete transition of that service to a more modern retail tracking system. We now have completed the transition to our new auditing and processing systems in Germany and are in a position to once again advance in this complex market.

Apart from Germany, combined revenue in our other international markets grew by about 10% in local currencies and combined profits in those markets grew by over 20%. Virtually every European multinational account grew and key growth drivers included retail account specific data sales in the UK, retailer revenue in France and basic Infoscan data in Italy. Both Spain, our newest market, and Greece grew their revenue broadly, in line with expectations. While the business climate in each of our European markets is becoming increasingly challenging, I am confident we will continue to make progress.

Cost Control

Cost reduction has contributed to our progress and has become a way of life at IRI. In 2001, Project Delta reached its conclusion with impressive results: $30+ million of annualized savings. More impressively, Delta has led to a new, more cost conscious culture at IRI. To cite just one example, travel expenses were down 30% in 2001. Throughout the organization, the employees of IRI increasingly appreciate the distinction between simply spending money and investing it in those areas that will produce the greatest returns.

Operations

Operations improvements in IRI's technology infrastructure over the last two years have resulted in substantial improvements in delivery cycle time to clients. These investments, coupled with a focus on process and organizational improvements, have contributed to improved data quality as measured by accuracy and timeliness. As a result, in the fourth quarter of 2001, we raised the bar to push our quality standards to even higher levels. This corporate initiative will contribute to enabling IRI to meet the ever-increasing expectations of our clients.

2002 and Beyond

2002 will be a challenging year for IRI and the research industry in general.

Economic uncertainty, continued consolidation among our clients and the Wal-Mart data situation represent significant challenges in the coming year. However, out of challenge comes the opportunity for leadership and innovation. In this regard, I feel that the capabilities we have been building as an organization will serve us well.

Data collection, processing and distribution have always been central to IRI's client offering and that will continue for the foreseeable future. The core CPG industry is growing only modestly, but that does not mean there are no opportunities to improve the growth and profitability in CPG market research. Speed, accessibility and breadth of information will be key for our customers, while improving efficiency will be critical for IRI. I truly believe the industry—providers and customers alike—are on the verge of a renewed period of innovation, and IRI is prepared to lead.

While data is a central part of our offering, it is not the only part. We will continue to work hard building a suite of value-added products around the data. These include consumer insights and analytic applications, as well as unparalleled insights into retail activity down to the store level. In addition to our existing products, we have several new products in test and are working on more. Growth in these areas is limited only by the creativity and resourcefulness of our people. I believe our performance in these areas in 2001 is a good indicator of our capability for the year ahead.

IRI has made a great deal of progress over the past three years—a challenging time in the industry, but one in which we have gained market share, improved productivity, increased profitability and strengthened our balance sheet. Today, we have a strong financial foundation, more innovative products and services, and a tremendously talented team.

I would like to close by thanking you for your support and assuring you that IRI's management team and all of its employees are committed to working hard to build further value in your investment. The most important thing we can do to achieve continued growth is to execute better and faster every day. The work that we do on a daily basis—improving our own performance, forging new partnerships and strengthening current ones, and recruiting talented teammates—is the key to IRI's continued success.

Let's have a great year,



Joe Durrett
Chairman & Chief Executive Officer





A closer look at IRI

At IRI, we give our clients a glimpse into the mind of the consumer—the closer look they need to achieve their goals.

Our company is a premier business intelligence provider to the consumer goods industry. We provide services in three distinct business areas: market measurement, consumer analytics and insights, and retail execution. We also leverage our competitive advantages in technology innovations, intellectual capital and strategic relationships to help our clients make profitable decisions that drive their business.







Market Measurement: A closer look at what is moving through check-out

Market intelligence is critical to both our manufacturer and retailer clients' decision-making processes.

That is why clients use our census-based retail tracking, retail audit and consumer panel services to better understand how they are performing in the marketplace, and what's driving those results. This intelligence helps them validate their assumptions and make decisions with confidence.

To more effectively meet the needs of our clients, we find new ways to improve the breadth, depth, coverage and accessibility of our intelligence. Our multiple information sources deliver a high level of accuracy and granularity. To further increase the value we provide, we also explore ways to combine our information with our clients' data, distribute it to more end users and deliver it more efficiently.

Expanding market and consumer coverage > *Laurie Wachter, Product Management*

"Recent changes in the consumer goods industry have placed consumer insights at the forefront of the industry's information needs. At IRI, we are strategically focused on further expanding our consumer information business by increasing the size and breadth of data collected from our multi-outlet consumer panel, developing integrated and actionable applications, and streamlining the delivery of information and analyses through state-of-the-art Web-based tools. Our manufacturer and retailer clients can now track more categories and brands, monitor the purchase behavior of key demographic segments, and report consumer information by specific geography and accounts. The net result is that our clients are able to make more informed, customer-focused business decisions."

Simplifying data retrieval, analysis and reporting > *Karen Dominique, Technology Marketing*

"A team of dedicated IRI professionals worked closely with our customers to determine their current and future needs for data access, reporting and analysis. The resulting feedback became the foundation of InfoPro™, our easy-to-use, Web-accessible OLAP tool. This new business intelligence software allows our clients the flexibility to analyze the data the way they want to and create customized reports in familiar formats like Microsoft® Excel and PowerPoint®. It also enables easy sharing of the reports throughout the organization. InfoPro empowers our customers, whether they are executives, managers or business analysts, to work more efficiently by enabling them to spend less time pulling data and more time acting on it."

Enabling speed to decision-making > *Alison Oakley, Client Service, U.K.*

"Our client, a major multinational health and beauty manufacturer, needed a consistent read of their markets across Europe, plus a set of analytical tools & key performance indicators. They also wanted to transfer best practices and promote transparency of information throughout their business. We worked with the client to coordinate the services across Europe, giving emphasis to local needs. To meet their requirements for accessibility and immediacy, we set up a pan-European Web site as the delivery vehicle which allowed all markets to instantly access the same information, analyze it and obtain the intelligence they needed. Using Web technology ensured that the right information was available to all users, from strategic management at a European level to the local disseminated view."



"IRI's Category Loyalty Builder is an integral component of American Greetings' category management process. This tool has been instrumental in identifying and qualifying opportunities and has supported our efforts with our customers for the past year."

Ramesh Murphy,
Vice President of Research, American Greetings


good value
ingredients
packaging
on sale
brand name
new product
Retail Tracking
Consumer Panel
Retail Audit
Market and Consumer Intelligence
Delivered via Web




reformulate product
develop new packaging
implement promotional campaign
lower price

"BehaviorScan® is a critical component of Frito-Lay's go-to-market strategy for a couple of reasons. First, it gives us the most accurate read on the sales potential of a new product, and a well-rounded view of consumer response to all elements of the marketing mix. Second, BehaviorScan TV ad testing enables us to significantly increase our return on our advertising investment. We definitely plan to continue using BehaviorScan, especially with the new multi-outlet panel enhancement."

Dwight Riskey
Senior Vice President, Frito-Lay

Consumer Analytics and Insights: A closer look at who is buying what, and why

It is now more important than ever for our clients to understand what is going on in the mind of the consumer.

Today, consumers are being influenced by many factors. The economy impacts what they buy and how much they spend. The dynamic retail environment offers them more places to shop and convenient ways to make their purchases. Web technology enables them to make more informed purchase decisions.

Through a range of modeling and analytic techniques, we apply our expertise and experience in the consumer goods industry to measure, quantify and predict the key influencers that drive consumer purchase behavior. Our intelligence toolkit includes consumer segmentation, in-market and new product testing, market mix modeling, market structure analysis, sales forecasting and a variety of custom analyses using integrated information sources.

Increasing return on marketing investment > *Bob Welch, IRI Analytic Insights Group*

"Faced with potential budget cuts, a major health and beauty company needed to validate the importance of advertising and identify ways to increase ROI by optimizing the dollars allocated to each media vehicle. Our analytic experts used a Mix Drivers™ analysis with three years of back data to find that advertising was indeed important, delivering fifteen percent of the brand's total sales. The analysis also helped identify several ways to optimize the media mix, including shifting spending from print to TV advertising to increase incremental volume. Based on these insights, the company used the Mix Drivers results to develop the media plan for the upcoming year to increase sales without increasing ad spending."

Determining a new product's sales potential > *Bruno Melone, IRI Analytic Insights Group*

"A leading salty snack food company needed to determine whether its new product (specifically formulated for a new convenient packaging) had national sales potential. We conducted a BehaviorScan® in-market test designed to help our client understand who purchased the new product, where they purchased it, how much and how often. We also measured the impact of the new offering on the client's existing product line. While in the BehaviorScan test market, ongoing tracking and analysis revealed that consumers were responding favorably to the new product. As a result, our client made the decision to roll it out nationally. Our BehaviorScan service now has a new multi-outlet consumer panel. This enables our clients to test-market new products even faster and more accurately, and better evaluate the sales impact of new advertising strategies."

Identifying growth opportunities > *Rich Maturo, IRI Consumer Panel Management*

"A major drug retailer asked us to analyze key departments within its stores to identify where its greatest growth opportunities were. Based on an analysis that combined dollar sales with consumer panel purchase behavior, we determined that our client was underdeveloped in the cosmetic category, and quantified the annual revenue opportunity to be significant. From there, we created a strategy along with a specific tactical plan that focused on growing our client's cosmetic business. Without an integrated store and consumer panel approach, we would have failed to provide the key insights needed to help our client drive its business. As we continue to expand our consumer panel services, we do so, not only to provide greater consumer insights, but also to bring more value to this critical information source so we can create new integrated solutions for all our clients."

Retail Execution Services: A closer look at in-store performance

Today, the retail environment is more dynamic than ever.

Top retailers are consolidating and setting the agenda for the industry, while smaller chains are struggling for a shrinking piece of the market. Traditional grocery retailers are challenged by expanded food presence in other formats and the requirements of value-seeking consumers who have more choices than ever. Additionally, manufacturers have a renewed focus on their top retailers with attention to their success at shelf—where more than 70 percent of purchase decisions are made.

At IRI, we help both our manufacturer and retailer clients make the right category management decisions. We do this by building strong relationships and providing the market and consumer intelligence that helps them make critical decisions on pricing, assortment, promotions, product placement and inventory management. We also have some of the most active retail relationships in the industry, with 169 retail client service experts from IRI delivering value to the leading global retailers.

To ensure effective retail execution, our Apollo space management software system allows consistent implementation of category management, merchandising and new product launches, while our field service teams effectively monitor in-store conditions, locate products and collect advertising and promotional information. In regions or outlets where scanning data are not available, they also collect sales data through store audits.

Understanding the effectiveness of merchandising programs > *Anne Berlack, IRI Sales Initiatives*

"Our snack food client wanted to understand how effective merchandisers were at generating displays against key promotions in a major retail chain. Using Mosaic InfoForce Rapid Response™, we audited 100 stores on a weekly basis, tracking presence and location of displays and the use of point-of-sale materials. The audit program helped our client identify low performing territory stores for immediate action, which quickly impacted sales. Our client was so pleased with the results, they recommended that another brand use the program to audit a national promotion and agreed to use Mosaic InfoForce to audit future display programs."

Maximizing product assortment and shelf space > *Gaïdic d'Albronn, IRI Analytics, France*

"A major international household products manufacturer needed to determine the best action to take when the range of household products stocked was regularly increasing while the total space allocated remained the same. To understand how to optimize the situation, IRI developed a set of analytic models to measure the response of categories to increased shelf space or product assortment and to determine when a category needed more visibility or a larger set of items. Our recommendations were then applied to specific account situations to help the client negotiate with retailers. To further quantify the benefit of the new range of products compared to the existing one, IRI developed a user-friendly simulation tool that allowed the client to prioritize its actions by account and categories."

Improving category management > *Allen Hill, IRI Retail Practice*

"IRI has led the industry with the first retailer/manufacturer collaborative program based on a leading retailer's specific category management approach. This program combines IRI's market measurement data and the retailer's internal financial information with a set of integrated applications to drive category-building partnerships. It also enables the retailer to streamline a company-wide go-to-market process to measurably improve category and brand performance. For over six years, the retailer has benefited from IRI's management of a unique data set aligned to the retailer's own category definitions, containing retailer specific views of competitive marketing areas and integrated with the retailer's profit performance data."






Ready-Crust

"IRI's Apollo space management software plays an important role in helping us successfully implement our category management initiatives in our key retailer accounts. Specifically, it helps us determine how to maximize shelf space while working to optimize product assortment. Apollo allows us to take a proactive approach to improving our brand's visibility, resulting in continued growth for our business."

Jeff Gomes
Merchandising Manager, Pfizer Consumer Healthcare



"We needed to find a way to leverage the power of the Internet, modeled analytics and a robust issue-driven information repository across our sales and marketing teams. Working with IRI Technology Consulting, we chose CPGNetwork as the Web portal, customized with analytic intelligent alerts and specialized retailer content. The Pepsi Strategic Insights & Reports System/ CPGNetwork delivers information in a faster, secure, more reliable platform. CPGNetwork was piloted with the Category Managers and is currently being rolled out to all syndicated data users."

Ramin Eivaz
VP Strategic Insights, PepsiCola Company







A closer look at how we set ourselves apart

Information-driven companies set themselves apart from the competition by leveraging advances in technology, fostering the quality of their people and successfully creating productive strategic relationships. IRI enjoys significant competitive advantages in all three areas.

Our technology innovations speed decision-making

The true value of market intelligence depends on how quickly our clients can take action to manage risk, optimize opportunities and drive profitable growth in the marketplace. Emerging technology has changed the way we access and deliver information, and IRI leads the way. We are continuing to develop and leverage new state-of-the-art access and delivery tools that enable our clients to drill down into our data, integrate it with other information sources and format it in a way that provides critical business insights for effective decision-making. Moving forward, we are also investing in technology to support the development of new, innovative product offerings.

Our people ensure client satisfaction

IRI Client Service Professionals
Our client service teams leverage both their client-side experience and in-depth industry knowledge to help measurably improve our manufacturer and retailer clients' business performance. They collaborate with IRI analytic and technology experts to clearly understand client issues and deliver the right products and services for optimal decision-making. They also employ the IRI Client Service Engagement Model to align IRI services and servicing with a wide range of client needs. On the retail side, they work closely with leading global retailers to help them effectively develop and execute their category management plans and improve dialogue with key suppliers. IRI client service professionals are committed to being indispensable partners and consistently deliver excellent client service and satisfaction.

IRI Analytic Consulting Experts
Our analytics experts represent one of the largest and most experienced marketing research analytics groups in the consumer goods industry. They offer a broad spectrum of services, applying a range of advanced statistical and analytical techniques tailored to address our clients' most complex business issues. They are highly educated; many have advanced degrees in statistics, sociology, econometrics, marketing and other related fields. They play an integral role on our client service teams to reveal valuable insights from highly detailed market and consumer information.

IRI Technology Consulting Experts
Our technology consultants work as part of our client service team to enhance the value of IRI product and service offerings. They also team with our clients' information technology experts to understand their technology strategy, enhance cross-application compatibility and reduce overall cost. Familiar with client issues, proficient in our data, and versed in the latest application development options, our technology experts create best-in-class applications that increase access to, and use of, IRI information and insights. These experts are very valuable to IRI as they meet a variety of client needs ranging from basic reporting to sophisticated in-depth analysis.

Our strategic relationships broaden our capabilities

We develop strategic relationships with a select group of world-class information and technology companies to expand our products and services, broaden our international reach and enhance our operating efficiencies. These relationships enable us to bring the most appropriate resources to our clients' businesses on local, national and international levels.

Consumer Analytics and Insights

IRI analytic consulting experts use a range of analytic and modeling techniques to measure, quantify and predict the key influencers that drive consumer purchase behavior.

Highlights

- IRI is one of the largest marketing research analytics groups in the industry offering a broad range of services.
- IRI analytic experts have broad academic backgrounds and extensive industry experience.
- Most IRI analytic experts have masters degrees and many hold PhDs in statistics, sociology, econometrics, marketing and related fields.
- IRI analytic experts apply a range of advanced statistical techniques and other methods to deliver relevant solutions to our clients' most pressing issues.

Client Issues Addressed

- What are the drivers of brand choice?
- Will my new product succeed?
- Is my advertising strategy working?
- Who is my consumer target?
- Do I have the right marketing mix?
- What is my price threshold?

Key Brands

Drivers™—exclusive statistical and predictive models that uncover the elements that drive consumer purchase decisions.

Mix Drivers quantifies the sales and profitability impact of each marketing activity at the appropriate geographic level. It also reallocates marketing spending across vehicles for higher sales and profits with no increase in total spending.

Attribute Drivers determines which product characteristics are driving base volume, including brand name, flavor, form, size, base price, and more. Our clients can leverage their brands' most important attributes to develop the best brand strategy and rationalize the current SKU mix.

Profilers™—descriptive reports that help clients develop targeted marketing programs.

AttitudeLink™—survey service that helps link consumer attitudes to purchase behavior.

Planners™—software applications with model results built in so clients can conduct their own simulations.

The Mix Planner software tool, using Mix Drivers input, allows our clients to quickly simulate different marketing mix scenarios and forecast the effect on sales and return on investment.

BehaviorScan®—U.S. in-market testing of new or re-staged products, advertising copy, media weight, consumer promotions, merchandising, price changes and other marketing mix elements. Now enhanced with a new multi-outlet panel that can test-market new products more quickly and accurately, and better evaluate the sales impact of new advertising strategies.

Pilote™—forecasting tool developed in France and now expanding into other European markets.

(Internationally, IRI offers similar models and analyses which are tailored to the specific needs of individual markets.)





Market Measurement

IRI provides continuous tracking of consumer purchases using in-store, scanner-based technology, consumer panel and in-store audit services. Clients receive detailed information on market sales and share, distribution, pricing, merchandising and promotional activities.

Highlights

- IRI is a leading provider of census, scanner-based data, collected weekly from 50,000 supermarkets, drug stores, mass merchandisers and other retail outlets across the U.S., Europe and other international markets.
- IRI has one of the largest, lowest-burden electronic consumer panels using 65,000 handheld bar-code scanners to collect purchase, shopping and attitudinal information from representative U.S. households.
- Outside the U.S., IRI provides panel services via a joint venture with Europanel, Europe's largest panel-based consumer research organization.

Client Issues Addressed

- How is my business performing?
- How does my business compare to my competitors?
- Where are my growth opportunities?
- What are the latest category trends?
- Who are my consumers and how do they shop?
- What impact are my promotions having on sales?

Key Brands

InfoScan® Retail Tracking Service—an industry-leading tracking service that measures market performance across multiple store channels, categories and geographies.

InfoScan® Advantage—combines InfoScan retail tracking data with Wal-Mart consumer panel information to provide new insights into Wal-Mart's shoppers, business trends and performance across key categories and brands in the U.S.

InfoScan® Reviews Syndicated Retail Tracking Service—provides a standard view of market performance. Reviews Advantage, similar to InfoScan Advantage, combines InfoScan syndicated tracking data with Wal-Mart *(U.S. based)* consumer panel information.

IRI's Consumer Household Panel Service—tracks U.S. consumer purchase, shopping and attitudinal information and provides the necessary building blocks for consumer insights and analysis.

The Builders™ Suite—combines U.S. retail tracking and panel data to provide critical category and account management insights via a CD-ROM-based tool.





A closer look at IRI

The following pages hold a quick reference guide to IRI, providing a basic overview of our offerings and competitive advantages.


A closer
look at IRI

IRI Competitive Advantages

Technology Innovations Speed Decision-Making

IRI is a leader in developing technology-based access and delivery tools that enable our clients to drill down into our data, integrate it with other information sources and format it in a way that provides critical business insights for effective decision-making. Listed below is a sample of our offerings:

CPGNetwork™—Web-based marketplace intelligence portal service specifically designed to deliver the right information to the right user at the right time.

InfoPro™—new Web-accessible, business intelligence tool that allows our clients the flexibility to analyze, drill down, author reports and publish intelligence across the organization. *(available in the U.S. only)*

Oracle® Sales Analyzer—Oracle OLAP tool that enables a full range of data, analysis and reporting.

SalesWeb™—account level information delivered quickly via the Web. *(available in several European markets)*

Launchpad™—Web-based tracking service for new product launches. *(developed in the UK and now rolling out to other countries)*

The Knowledge Group™—U.S.-based service providing syndicated market intelligence online through www.knowledgegroup.com and via phone at 866-ANALYSE.

Our People Ensure Client Satisfaction

IRI Client Service Professionals

- Leverage both client-side experience and in-depth industry knowledge to help measurably improve our clients' business performance.
- Collaborate with IRI analytic and technology experts to clearly understand client issues and to deliver the right products and services.
- Employ the IRI Client Service Engagement Model to align IRI services and servicing with a wide range of client needs.
- Work closely with leading global retailers to help them effectively develop and execute their category management plans and improve dialogue with key suppliers.
- Committed to consistently delivering excellent client service and satisfaction.

IRI Analytic Consulting Experts

- One of the largest and most experienced marketing research analytics groups in the consumer goods industry.
- Provide a broad range of services; applying advanced statistical and analytical techniques tailored to address our clients' most complex business issues.

(IRI Analytic Consulting Experts, Continued)

- Have advanced degrees in statistics, sociology, econometrics, marketing and other related fields.
- Play an integral role on the client service teams to reveal valuable insights from highly detailed market and consumer information.

IRI Technology Consulting Experts

- Work as part of our client service team to enhance IRI product and service offerings.
- Team with our clients' information technology experts to understand their technology strategy, enhance cross-application compatibility and reduce overall cost.
- Familiar with client issues, proficient in our data and versed in the latest application development options.
- Create best-in-class applications that employ IRI information and insights.
- Offer a range of applications from basic reporting to sophisticated in-depth analysis.

Strategic Relationships Broaden our Capabilities

We develop strategic relationships with a select group of world-class information and technology companies to expand our products and services, broaden our international reach and enhance our operating efficiencies.

Retail Execution Services

IRI helps manufacturers and retailers optimize the development and execution of their category management plans using a wide range of analysis and reporting tools.

Highlights

- IRI has strong relationships with top retailers in the global consumer goods industry.
- The Mosaic InfoForce joint venture in the U.S. leverages IRI's database with the Mosaic Group's field collection and delivery processes to provide one of the broadest, most accurate and timely assessment of in-state activities.

Client Issues Addressed

- Am I optimizing my shelf space?
- Do I have the right product assortment?
- Is my pricing strategy competitive with other retailers?
- Do I have the right store format?
- Are my in-store promotions driving sales?
- Am I optimizing distribution?
- Are my new items getting rolled out on time?
- Is my in-store merchandising being executed as planned?

Key Brands

Mosaic InfoForce Field Service—IRI's U.S.-based service integrates statistically-sampled store audit information with InfoScan price, sales and volumetric data to help build compelling category management strategies.

Rapid Response™ from Mosaic InfoForce—a tactical retail observation and information delivery service, provides audit results within 24 hours via the Web, turning audits into highly actionable sales and retail management tools.

Apollo™ Space Management System—Apollo supports every aspect of the client's go-to-shelf strategy, from Apollo ShelfScan™, which collects shelf data at the point of sale with a handheld scanning device, to Apollo Professional™, which streamlines the analysis and creation of in-store planograms.

Category Analysis Suite—automated business analysis applications that apply category management best practices to help clients make effective retail execution decisions. The suite includes: Category Overview, Category Assortment and Category Trend Analysis.

Distribution Opportunity Report—identifies and manages distribution opportunities at the store level.

Product Locator™—a Web-based database that provides direct-to-consumer information on where items are currently being sold.

Speed to Shelf Report—tracks and monitors new item builds at the store level.




Ready Crust
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2001 Financials





Financial Statements

	Page No.

Results of Operations

Overview The Company's market is very competitive and revenue growth is achieved primarily through the offering of new products and services. Revenues are also affected in any given year by the net effect of client gains and losses. The impact of client gains and losses has a somewhat delayed effect on reported revenues in the Company's consolidated financial statements. This lagging effect is due to the long-term nature of many contracts and the fact that there is generally a period of transition between the date a client makes a contract decision and the effective date of the agreement. In addition, because of the relatively high fixed-cost component of the Company's database operations, small variations in revenue can have a significant impact on profitability.

Operations Consolidated revenues in 2001 increased 4.7% over 2000 while 2000 revenues decreased 2.8% over 1999. 2001 net losses were $3.9 million ($5.8 million earnings before restructuring and other items) compared to losses of $7.5 million ($0.4 million earnings before restructuring and other items) in 2000 and losses of $18.4 million ($1.2 million earnings before defined contribution plan expense and restructuring and other items) in 1999.

The Company considers the aggregation of operating profit (loss), equity earnings (losses) and minority interests ("Operating Results") on a geographic basis to be a meaningful measure of the Company's operating performance. A comparative analysis of consolidated revenues and operating results for the years ended December 31, 2001, 2000 and 1999 follows (in thousands):

	2001	2000	1999
Revenues:			
U.S. Services	$420,321	$397,895	$416,729
International Services	135,547	133,028	129,544
Total	$555,868	$530,923	$546,273
Operating Results:			
U.S. Services	$ 25,895	$ 15,833	$ 25,672
International Services			
Operating loss	(4,405)	(4,628)	(13,709)
Minority interests benefit	2,694	2,746	4,256
Equity in earnings of affiliated companies	311	575	205
Subtotal—International Services	(1,400)	(1,307)	(9,248)
Corporate and other expenses including equity in loss of affiliated companies	(11,275)	(10,960)	(11,848)
Restructuring and other items	(15,434)	(13,590)	(24,755)
Defined contribution plan expense	—	—	(7,931)
Operating Results	$ (2,214)	$ (10,024)	$ (28,110)

Revenues from the Company's U.S. services business in 2001 were 5.6% higher than in 2000, while revenues in 2000 were 4.5% lower than in 1999. The increase in 2001 revenue was primarily due to a 17.1% increase in analytic and panel revenue, a 2.8% increase in retail tracking services driven primarily by the growth of the Company's Web access portal, CPGNetwork, and a 10.7% increase in retail audit services. Certain client decisions in 2001 not to renew business with IRI had a limited or no impact on the Company in 2001 because the termination dates for such contracts occurred late in 2001 or early in 2002. These client losses will adversely impact 2002 results; however, the Company expects to more than offset these losses with the addition of new clients that will begin generating revenue in 2002 as well as from increases in the sales of existing and new products to our current client base. The decline in revenue in 2000 was primarily due to the delayed effect of 1999 client losses partially offset by revenue from new clients in 2000 and additional revenues from many existing clients.

U.S. operating results before restructuring and other items increased 63.5% in 2001 due to a 5.6% increase in revenues partially offset by a 3.2% increase in expenses. Expense increases include compensation and benefits including incentive compensation due to improved operating results. These increases were offset by reductions in travel, recruiting and office expenses. U.S. operating results before restructuring and other items decreased 38.3% in 2000, due to the 4.5% decline in revenues partially offset by a 2.3% decline in expenses. 2000 expenses were reduced over the prior year primarily as a result of the Project Delta cost reduction initiatives undertaken during 2000. 2000 expenses were lower for compensation and benefits and recruiting and office expenses. However, the Company incurred certain other planned additional costs, including the upgrade of its data center capacity, partially offsetting the Project Delta cost reductions.

On May 1, 2001, Wal-Mart announced its decision, effective as of the beginning of August 2001, to discontinue providing point-of-sale and related data for its U.S. business to all third party data providers, including the Company and ACNielsen. The Company has developed an alternative data solution for its customers that replaces Wal-Mart sample-based point-of-sale scanner data with the Company's consumer panel data. The Company believes that it was the first to market and release an alternative solution to Wal-Mart point-of-sale data to the marketplace. The Company began introducing its solution, InfoScan Advantage, to clients in October 2001.

While management believes its solution is the best available solution in the marketplace for Wal-Mart scanner point-of-sale data, it does not provide the granularity of Wal-Mart point-of-sale data. IRI is continuing to review and develop enhancements to this service that are targeted to improving data accuracy and maximizing the value of the data. Although the Company's InfoScan Advantage panel solution has only recently been made available to the marketplace, management believes that it will be a reasonable substitute for the Wal-Mart scanner data, particularly for the larger product categories on which IRI reports. However, many of the Company's clients are continuing to evaluate IRI's InfoScan Advantage solution. If, based on the level of acceptance, the marketplace does not view the Company's solution as a reasonable substitute for Wal-Mart scanner data, the Company's revenues and results of operations could be materially impacted.

International services revenues in 2001 increased by 1.9%, 6.0% in local currency, over 2000. Revenues in 2000 increased 2.7%, 15% in local currency, over 1999. Operating results, before restructuring and other items, for the Company's International businesses reflected a $1.4 million loss for 2001 compared to the 2000 loss of $1.3 million. Revenue growth continued in 2001 in the Company's European markets, primarily in the U.K., France, Italy and Spain. Expense increases in 2001 of 5.0% on a local currency basis partially offset the favorable impact of revenue growth. International operating results, before restructuring and other items, reflected a $1.3 million loss in 2000 compared to a $9.2 million loss in 1999. The reduced loss in 2000 was principally due to the continued European revenue growth primarily in the U.K., France, Italy, Spain and the Netherlands.

Year Ended December 31, 2001 Consolidated net losses were $3.9 million in 2001 compared to net losses of $7.5 million in 2000. The 2001 net loss decreased primarily due to higher revenues, which outpaced increases in operating and restructuring expenses. Results in 2001 reflect a net after-tax charge of $9.7 million for restructuring and other items compared to $7.9 million in 2000. (See further discussion of restructuring and other items below.)

Consolidated revenues increased 4.7% to $555.9 million in 2001. U.S. revenues increased 5.6% primarily due to increases in analytic, CPGNetwork and retail tracking services revenue. International revenues increased 1.9% over 2000, reflecting continued growth in the Company's European markets, primarily in the U.K., France, Italy and Spain. However, international revenue growth in local currency was 6.0%, reflecting the strength of the U.S. dollar versus European currencies.

Consolidated cost of information services sold increased by $19.8 million, or 4.2%, to $493.9 million in 2001. The increase is primarily attributable to increases in compensation and benefits and market operations resulting from increased revenues. These increases were offset by declines in office and travel expenses. Additionally, the strength of the U.S. dollar versus European currencies favorably impacted expenses.

Consolidated selling, general and administrative expenses decreased by $4.0 million, or 7.2%, to $51.4 million for 2001. The decrease is primarily attributable to declines in recruiting and office expenses.

Restructuring and other items are discussed below.

Interest and other expenses were $3.1 million for 2001 compared to $3.6 million in 2000. The decrease in 2001 is due to lower interest expense resulting from decreased bank borrowings offset by higher foreign currency losses. The Company's 2001 income tax benefit was lower than the income tax rates computed using the U.S. Federal statutory rate primarily due to the effects of nondeductible expenses.

Year Ended December 31, 2000 Consolidated net losses were $7.5 million in 2000 compared to net losses of $18.4 million in 1999. The 2000 net loss decreased primarily due to the decline in restructuring and other items over the prior year. Results in 2000 reflect an after-tax charge of $7.9 million for restructuring and other items compared to $19.6 million in 1999. (See further discussion of restructuring and other items below.) The 2000 results reflect a 2.8% decrease in revenues, primarily due to the delayed impact of 1999 client losses, offset by a 3.0% decrease in operating expenses, primarily the result of the Company's Project Delta cost reduction initiatives.

Consolidated revenues decreased 2.8% to $530.9 million in 2000. U.S. revenues decreased 4.5% primarily due to the delayed effect of 1999 client losses partially offset by revenue from new clients in 2000 and increased revenues from existing clients. International revenues increased 2.7% over 1999 reflecting continued growth in the Company's European markets, primarily in the U.K., France, Italy, Spain and the Netherlands. However, international revenue growth in local currency was 15%, reflecting the strength of the U.S. dollar versus European currencies.

Consolidated cost of information services sold decreased by $17.1 million, or 3.5%, to $474.2 million in 2000. The decrease is primarily attributable to Project Delta cost reduction initiatives. These savings for the most part were realized through reduced head count and lower compensation and other employee benefit costs. Additionally, the strength of the U.S. dollar versus European currencies favorably impacted expenses.

Consolidated selling, general and administrative expenses increased by $0.5 million, or 1.0%, to $55.4 million for 2000.

Restructuring and other items are discussed below.

Interest and other expenses were $3.6 million for 2000 compared to $1.5 million in 1999. The increase in 2000 is due to a combination of increased bank borrowings, primarily to fund cash restructuring charges, as well as foreign currency losses. The Company's 2000 income tax benefit was higher than the income tax rates computed using the U.S. Federal statutory rate primarily due to the effects of state income taxes.

Liquidity and Capital Resources

The Company's current cash resources include its $13.7 million consolidated cash balance and $55.5 million available under the Company's credit facility. The Company anticipates that it will have sufficient funds from these sources and internally generated funds from its U.S. operations to satisfy its cash needs for the foreseeable future. The Company's bank credit agreement, which contains covenants restricting the Company's ability to incur additional indebtedness, expires in October 2002. Management believes a substantially similar credit facility will be negotiated; however, liquidity and capital resources could be impacted if the Company is unable to negotiate a credit facility having substantially similar terms to its existing agreement. Also, if the Company violates a covenant that the bank group is unwilling to waive and the bank group declares a default under the credit agreement, liquidity could be negatively impacted.

Cash Flow for the Year Ended December 31, 2001 Consolidated net cash provided by operating activities was $179.7 million for the year ended December 31, 2001 compared to $143.9 million in 2000. In addition to improved earnings in 2001, a significant portion of this increase is attributable to a $10.9 million cash payment received by the Company as an early termination fee on a client contract that was to expire in 2005. Net cash provided by operating activities was also higher due to improved working capital management in 2001. Consolidated cash used in net investing activities was $154.9 million in 2001 compared to $148.2 million in 2000. Investing activity in 2001 reflects higher payments for U.S. convenience and drug store data and higher retailer payments in the U.K. and France. Additionally, 2001 investing activity reflects reduced capital contributions from minority partners. 2001 investing activity also includes payments of $3.7 million made in connection with the formation of Mosaic InfoForce, L.P. Net cash provided before financing activities was $24.7 million in 2001 compared to a net cash use before financing activities of $4.3 million in 2000. Consolidated cash used by net financing activities was $22.6 million in 2001 compared to net cash provided by financing activities of $8.4 million in 2000. The Company repaid $21.0 million under its revolving line of credit during 2001 and purchased $0.2 million of the Company's stock compared to borrowings of $11.0 million and $0.9 million of stock purchases in 2000.

Cash Flow for the Year Ended December 31, 2000 Consolidated net cash provided by operating activities was $143.9 million for the year ended December 31, 2000 compared to $157.7 million in 1999. Although the net loss was lower in 2000, operating cash flow in 2000 included the funding of restructuring charges accrued at the end of 1999. Consolidated cash used in net investing activities was $148.2 million in 2000 compared to $165.2 million in 1999. Investing activity in 2000 reflects lower expenditures for data procurement, capital and software costs. These lower expenditures were partially offset by payments of $3.8 million made in connection with the formation of Mosaic InfoForce, L.P. and the Company's United Kingdom subsidiary's $0.9 million investment in Radar Research Limited. Net cash used before financing activities was $4.3 million in 2000 and $7.5 million in 1999. Consolidated cash provided by net financing activities was $8.4 million in 2000 compared to $5.9 million in 1999. The Company borrowed $11.0 million under its revolving line of credit during 2000 and purchased $0.9 million of the Company's stock compared to borrowings of $6.3 million and $1.2 million of stock purchases in 1999.

Financings During October 2001, the Company amended certain financial covenants and other terms and conditions of its $60 million bank revolving credit facility. The amended facility has floating rate options at or below prime and commitment fees of up to 0.5% payable on the unused portion and a termination date of October 2002. The weighted average interest rate at December 31, 2001 was 6.58%. Under the amended credit facility, the maximum commitment of funds available for borrowings is limited by a defined borrowing base formula related to eligible accounts receivable. The facility is secured by the Company's assets.

The financial covenants in the bank credit agreement, as well as in the lease agreement for the Company's Chicago headquarters, require the Company to maintain a minimum tangible net worth and to meet certain cash flow coverage and leverage ratios. The agreements also limit the Company's ability to declare dividends or make distributions to holders of capital stock, or redeem or otherwise acquire shares of the Company. Approximately $3.7 million is currently available for such distributions under the most restrictive of these covenants. The bank credit agreement contains covenants which restrict the Company's ability to incur additional indebtedness.

Contractual Obligations and Commercial Commitments Following is a summary of the Company's commitments as of December 31, 2001 (in thousands):

	Payments Due by Period				
Contractual Obligations	Total	2002	2003-2004	2005-2006	After 2006
Long-Term Debt	$ 2,172	$ 998	$ 1,174	$ —	$ —
Capital Lease Obligations	3,611	2,551	1,060	—	—
Operating Leases	113,064	24,834	38,631	20,095	29,504
Other Liabilities	2,140	1,255	885	—	—
Total Contractual Cash Obligations	$120,987	$29,638	$41,750	$20,095	$29,504

Other Commercial Commitments	Total Amounts Committed	Amount of Commitments Expiration Per Period 2002	2003-2004	2005-2006	After 2006
Standby Letters of Credit	$ 4,119	$ 4,119	$ —	$ —	$ —
Guarantees—Mosaic InfoForce, L.P.	3,113	1,127	1,986	—	—
Total Commercial Commitments	$ 7,232	$ 5,246	$ 1,986	$ —	$ —

Common Stock Repurchase Program During 2000, the Company began acquiring shares of its Common Stock in connection with a stock repurchase program announced in August 2000 that was established to acquire shares to fund the Company's 2000 Employee Stock Purchase Plan ("ESPP"). The program, approved by the Company's Board of Directors, authorized the periodic repurchase of up to one million shares of its Common Stock on the open market, or in privately negotiated transactions, depending upon market conditions and other factors. During 2001, the Company purchased 40,000 shares of Common Stock aggregating $0.2 million at an average cost of $5.50 per share. The Company purchased 158,700 shares of Common Stock aggregating $0.9 million during 2000 at an average cost of $5.88 per share. During 2001 and 2000, the Company sold 199,720 shares, 40,000 shares of which were held in treasury and the remainder of which were newly issued shares and 158,827 shares, respectively, of Common Stock for $0.8 million and $0.4 million, respectively, to employees participating in the ESPP.

Other Deferred Costs Consolidated deferred data procurement expenditures were $129.0 million, $124.8 million and $130.2 million for the years ended December 31, 2001, 2000 and 1999, respectively. These expenditures are amortized over a period of 28 months, which is the average number of months of back-data provided to clients and include payments to retailers for point-of-sale data and costs related to collecting, reviewing and verifying other data (i.e., causal factors) which are an essential part of the Company's database. Deferred data procurement expenditures for the Company's U.S. services business were $76.4 million, $74.7 million and $80.7 million for the years ended December 31, 2001, 2000 and 1999, respectively. The increase in deferred data procurement expenditures in 2001 over the prior year is primarily due to higher payments for convenience and drug store data. The Company's International services business deferred data procurement expenditures were $52.6 million, $50.1 million and $49.5 million for the years ended December 31, 2001, 2000 and 1999, respectively. The increase is primarily attributable to increases in retailer payments in the U.K. and France.

Capital Expenditures Consolidated capital expenditures were $20.9 million, $19.8 million and $31.1 million for the years ended December 31, 2001, 2000 and 1999, respectively. Capital expenditures for the Company's U.S. services business were $16.5 million, $14.0 million and $25.7 million, while depreciation expense was $24.4 million, $25.2 million and $22.3 million for the years ended December 31, 2001, 2000 and 1999, respectively. Additionally, the Company acquired computer software licenses during 2001 for $4.8 million in exchange for long-term obligations. During 2000, the Company acquired mainframe computer equipment in exchange for a capital lease obligation recorded at $7.4 million. The Company's International services business capital expenditures were $4.4 million, $5.8 million and $5.4 million, while depreciation expense was $4.5 million, $4.6 million and $4.7 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Consolidated capitalized software development costs, primarily in the U.S., were $2.1 million, $1.6 million and $7.3 million for the years ended December 31, 2001, 2000 and 1999, respectively. The decline in capitalized software costs is primarily due to the Company's 1999 decision to discontinue all selling activities relating to certain of IRI's internally developed trade promotion software.

NOL & Tax Credit Carryforwards As of December 31, 2001, the Company had cumulative U.S. Federal taxable net operating loss ("NOL") carryforwards of $95.4 million which expire primarily in 2009, 2011 and 2020. At December 31, 2001 the Company also had U.S. tax credit carryforwards of $6.8 million, $5.4 million of which expire between 2002 and 2012 and the remainder of which can be carried forward indefinitely. Certain of these carryforwards have not been examined by the Internal Revenue Service and, therefore, are subject to potential adjustment. In addition, at December 31, 2001, various foreign subsidiaries of IRI had aggregate foreign taxable NOL carryforwards which had not been deducted in the U.S. tax returns of $0.6 million which expire between 2009 and 2011.

The Company has reduced the deferred tax liabilities in its consolidated financial statements by the deferred tax assets related to its U.S. Federal and state NOL carryforwards and certain foreign NOL carryforwards. The Company expects to realize these deferred tax assets primarily from future recognition of substantial taxable income resulting from the reversal of $77.2 million of existing net temporary differences.

Impact of Inflation Inflation has slowed in recent years, however, the Company's results of operations are impacted by rising prices given the labor intensive nature of the business. To the extent permitted by competitive conditions, the Company passes increased costs on to customers by adjusting sales prices and, in the case of multi-year contracts, through consumer price index provisions in such agreements.

Critical Accounting Policies and Estimates

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require management to make estimates and assumptions. Management believes that of the Company's significant accounting policies as disclosed in Note 1 of the Notes to Consolidated Financial Statements, the following affect its more significant judgments and estimates used in the preparation of the consolidated financial statements.

Allowance for Bad Debts IRI maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its clients to make required payments. If the financial condition of the Company's clients were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. No client accounted for 10% or more of consolidated revenue in 2001, 2000 or 1999.

Deferred Taxes The Company has significant net operating loss carryforwards that result in a deferred tax asset. The asset has been reduced by a valuation allowance to an amount that is more likely than not to be realized. Realization of the asset is primarily dependent on the future recognition of substantial taxable income resulting from the reversal of existing net temporary differences. However, in the event that IRI was to determine the deferred tax asset would not be realized, a material adjustment to the deferred tax asset could be required.

Deferred Data Procurement Costs IRI capitalizes data procurement expenditures as an asset and amortizes the expenditures over a period of 28 months, which is the average number of months of back-data provided to clients. Capitalized costs include payments to retailers for point-of-sale data and costs related to collecting, reviewing and verifying other data (i.e., causal factors) which are an essential part of the Company's database. The asset is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An estimate of the undiscounted future cash flows produced by the asset is compared to the carrying value to determine whether an impairment exists. If estimates of cash flows change in the future, the Company may be required to reduce the carrying value of the asset resulting in an expense in the Statement of Operations.

Restructuring and Other Items

Restructuring Charges

Since 1999, the Company has undertaken three major initiatives as described below resulting in incremental, one-time expenditures that have been classified as restructuring expenses in the Statement of Operations. Details of restructuring and other items incurred during 2001, 2000 and 1999 and all cash payments made to date are included in Note 4, Restructuring and Other Items, of the Notes to Consolidated Financial Statements.

Project Delta In the third quarter of 1999, the Company initiated a comprehensive program named Project Delta, the objective of which was to improve productivity and operating efficiencies to reduce the Company's ongoing cost structure in its U.S. operations. The first phase of Project Delta included the identification and assessment of potential operating efficiencies in the Company's various U.S. functional areas and was completed in the fourth quarter of 1999. As a result of the planned initiatives, the Company recorded a restructuring charge of $19.7 million ($11.8 million after tax) in the fourth quarter of 1999. The key components of the charge included (i) severance related to planned staff reductions of approximately 10%, or 325 of the Company's full-time U.S. and Corporate employees; (ii) asset write-offs related to unprofitable activities that were discontinued; and (iii) the disposition of excess office space. The cost reduction program implementation began in the first quarter 2000 and ended during the third quarter of 2001. The Company realized cost savings from Project Delta of $30.0 million in 2000 and an additional $10.0 million in 2001, before the impact of certain other planned cost increases.

A restructuring accrual was established in the fourth quarter of 1999 to reflect the outstanding obligations related to the fourth quarter 1999 restructuring charges. Certain restructuring costs were not eligible for accrual in 1999 in accordance with EITF Issue No. 94-3 and were recorded during 2000 and 2001.

Transition of German Production to U.S. Facility The Company made the decision in the fourth quarter of 1999 to transfer production services for IRI/GfK Retail from an external vendor in Germany to the Company's U.S. headquarters facility in order to enhance its InfoScan offering in Germany and to reduce future production costs. The transition of German production to the U.S. facility began in the first quarter of 2000 and was completed in the first quarter of 2002.

Information Technology Rearchitecture During the fourth quarter of 2001, the Company began a review of its information technology operations to assess potential restructuring costs and benefits. This review is expected to be completed early in the second quarter of 2002. The review will include initial assessments of database design, transition planning and cost and savings estimates.

Future Restructuring Charges The Company expects to incur additional costs in the first quarter of 2002 of $5.0 million to $6.0 million relating to the review of the Company's information technology operations and approximately $1.5 million to $2.0 million in the second quarter of 2002. Restructuring charges for the information technology review will cease at the end of the second quarter of 2002. Charges for the first quarter of 2002 to complete the transition of German production to the U.S. aggregated $1.1 million.

Other Items

Dispute Settlement During the fourth quarter of 2001, the Company settled a dispute with Manugistics, Inc. as further discussed in Note 11, Legal Proceedings, of the Notes to Consolidated Financial Statements. Manugistics agreed to pay IRI a total of $8.625 million, resulting in a gain of $2.0 million which is reflected as other income in Restructuring and Other Items.

Asset Impairments In the fourth quarter of 1999, Restructuring and Other Items included a $0.9 million charge for a non-current receivable reserve. This reserve was reversed during 2000 pursuant to a settlement agreement reached with the other party.

During 1999 the Company determined, based on an analysis of undiscounted future cash flows, that goodwill relating to IRI/GfK Retail was impaired, resulting in a $4.2 million charge which was included in Restructuring and Other Items.

Nonqualified Defined Contribution Plan In December 1999, the Company adopted the Information Resources, Inc. Nonqualified Defined Contribution Plan (the "Plan"). The Plan was designed to provide designated employees of the Company with an ownership interest in the equity of IRI in order to align the interests of those employees with the interests of IRI shareholders and compensate employees for their past performance. In December 1999, as part of the Plan, the Company made an irrevocable contribution of 877,000 shares of IRI Common Stock to the Plan trust. All shares have been fully allocated to each individual participant's account. This resulted in the Company recording an expense of $7.9 million in the fourth quarter of 1999 which represented the fair market value of the Common Stock contribution. The shares of Common Stock will vest and generally be distributable on the fourth anniversary of the date upon which such shares were allocated to the participant's account if the participant's employment with the Company has not been terminated, with certain exceptions for termination of employment due to retirement, disability, death or change in control. Forfeited shares will remain in the Plan and be reallocated to other participants. Of the $7.9 million expensed in 1999, $5.5 million, $2.1 million and $0.3 million related to the U.S. services, International services and Corporate segments of the business, respectively.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations," effective for acquisitions after June 30, 2001 and No. 142, "Goodwill and Other Intangible Assets," which is effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill, the excess of the carrying value over the net book value of investments accounted for using the equity method and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives.

The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the nonamortization provisions of Statement No. 142 is expected to result in an increase in net income of approximately $900 thousand ($.03 per share) per year. The Company will perform the first of the required impairment tests of goodwill during the first six months of 2002 and has not yet determined what effect, if any, these tests will have on the earnings and financial position of the Company.

European Currency Conversion Issues

In accordance with the 1992 treaty of the European Union, on January 1, 1999, a new single European currency, the euro, became legal tender. The euro replaces the sovereign currencies ("legacy currencies") of eleven members of the European Union ("participating countries"). On this date, fixed conversion rates between the euro and the legacy currencies in those particular countries were established.

Although the Company has operations in several of the participating countries, IRI has not incurred any material costs relating to system modifications and does not anticipate any material increase in transaction costs. Management does not believe the introduction of the euro will have a material adverse impact on the Company's financial condition or overall trends in results of operations.

Forward-Looking Information

All statements other than statements of historical fact made in this Annual Report on Form 10-K are forward-looking. In particular, statements regarding industry prospects, our future results of operations or financial position and statements preceded by, followed by or that include the words "intends," "estimates," "believes," "expects," "anticipates," "should," "could," or similar expressions, are forward-looking statements and reflect our current expectations and are inherently uncertain. The Company's actual results may differ significantly from our expectations for a number of reasons, including risks and uncertainties relating to customer renewals of service contracts, the timing of significant new customer engagements, competitive conditions, marketplace acceptance of IRI's solution for replacing Wal-Mart point-of-sale data, potential loss of ongoing supply of point-of-sale data from other cooperating retailers, changes in client spending for the noncontractual services the Company offers, the success of technology alternatives currently being developed or implemented by the Company to provide access to Company data, other technology changes that may impact Company services, foreign currency exchange rates, European currency conversion issues and other factors beyond the Company's control. These risks and uncertainties are described herein and in reports and other documents filed by the Company with the Securities and Exchange Commission.

Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact the consolidated financial position, results of operations or cash flows of the Company due to adverse changes in financial rates. The Company is exposed to market risk in the area of foreign exchange and interest rates.

Foreign Currency Exchange Rates The Company operates and conducts business in several foreign countries, primarily in Europe and as a result is exposed to movements in foreign exchange rates. Exchange rate movements upon consolidation of the foreign subsidiaries for which the functional currency is not the U.S. dollar could impact the Company's revenues, expenses and equity. The Company's net earnings are also exposed to exchange rate movements relating to certain intercompany transactions between the U.S. and foreign subsidiaries. The Company does not use derivative financial instruments to manage changes in foreign currency exchange rates.

Interest Rate Risk A 1% fluctuation in interest rates would not have a significant impact on the operating results of the Company. The Company does not currently maintain any interest rate hedge agreements.

Management's Responsibility for Financial Statements

The financial statements presented in this report have been prepared by management in accordance with accounting principles generally accepted in the United States using, where appropriate, management's best estimates and judgment. Management maintains a system of internal controls to provide reasonable assurance that the Company's assets are safeguarded and transactions are executed as authorized and properly recorded. The system includes established policies and procedures, a program of internal audits, management reviews and careful selection and training of qualified personnel.

The audit committee is comprised solely of outside directors. It meets periodically with management, the internal auditors and the independent auditors, Ernst & Young LLP, to discuss and address internal accounting control, auditing and financial reporting matters. Both independent and internal auditors have unrestricted access to the audit committee.



Joseph P. Durrett
Chairman and
Chief Executive Officer



Andrew G. Balbirer
Executive Vice President
and Chief Financial Officer

Report of Independent Auditors

Board of Directors and Stockholders
Information Resources, Inc.

We have audited the accompanying consolidated balance sheets of Information Resources, Inc. and Subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Information Resources, Inc. and Subsidiaries at December 31, 2001 and 2000 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.


Ernst & Young LLP

Chicago, Illinois
February 5, 2002, except for Note 11
as to which the date is March 1, 2002

Consolidated Balance Sheets

(In thousands)	December 31, 2001	December 31, 2000
Assets		
Current Assets		
Cash and cash equivalents	$ 13,708	$ 11,914
Accounts receivable, net	74,669	80,610
Prepaid expenses and other	11,283	11,009
Total Current Assets	99,660	103,533
Property and equipment, at cost	214,392	203,509
Accumulated depreciation	(144,461)	(127,777)
Net Property and Equipment	69,931	75,732
Deferred income taxes	7,465	4,031
Investments	14,573	15,858
Other assets	161,794	166,006
	$ 353,423	$ 365,160
Liabilities and Stockholders' Equity		
Current Liabilities		
Current maturities of long-term debt	$ 3,549	$ 2,337
Accounts payable	59,708	53,360
Accrued compensation and benefits	20,368	22,609
Accrued property, payroll and other taxes	1,949	1,980
Accrued expenses	5,851	11,372
Accrued restructuring costs	2,904	2,570
Deferred revenue	32,464	24,487
Total Current Liabilities	126,793	118,715
Long-term debt	2,234	24,628
Other liabilities	13,565	8,686
Stockholders' Equity		
Preferred Stock—authorized 1,000,000 shares, $.01 par value; none issued	—	—
Common Stock—authorized 60,000,000 shares, $.01 par value; 29,397,373 and 29,069,892 shares issued and outstanding, respectively	297	294
Additional paid-in capital	200,826	198,926
Retained earnings	19,945	23,852
Accumulated other comprehensive loss	(10,237)	(9,941)
Total Stockholders' Equity	210,831	213,131
	$ 353,423	$ 365,160

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Operations

(In thousands, except per share data)	Years Ended December 31, 2001	2000	1999
Information services revenues	$ 555,868	$ 530,923	$ 546,273
Costs and expenses:			
Information services sold			
(excluding 1999 defined contribution plan expense of $6,936)	(493,944)	(474,190)	(491,247)
Selling, general and administrative expenses			
(excluding 1999 defined contribution plan expense of $995)	(51,410)	(55,424)	(54,911)
Restructuring and other items	(15,434)	(13,590)	(24,755)
Defined contribution plan expense	—	—	(7,931)
	(560,788)	(543,204)	(578,844)
Operating loss	(4,920)	(12,281)	(32,571)
Interest expense	(1,911)	(2,657)	(896)
Other, net	(1,158)	(982)	(556)
Equity in earnings (loss) of affiliated companies	12	(489)	205
Minority interests in losses of subsidiaries	2,694	2,746	4,256
Loss before income taxes	(5,283)	(13,663)	(29,562)
Income tax benefit	1,376	6,125	11,174
Net loss	$ (3,907)	$ (7,538)	$ (18,388)
Net loss per common share—basic	$ (.13)	$ (.26)	$ (.66)
Net loss per common and common equivalent share—diluted	$ (.13)	$ (.26)	$ (.66)
Weighted average common shares—basic	29,193	29,034	28,045
Weighted average common and common equivalent shares—diluted	29,193	29,034	28,045

The accompanying notes to consolidated financial statements are an integral part of these statements.

Statement of Changes in Stockholders' Equity and Comprehensive Income

(In thousands)	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
	Years Ended December 31,				
Balance at December 31, 1998	$279	$190,701	$ 49,778	$ (2,306)	$238,452
Comprehensive loss:					
Net loss	—	—	(18,388)	—	(18,388)
Other comprehensive loss, foreign currency translation adjustment	—	—	—	(3,263)	(3,263)
Comprehensive loss	—	—	—	—	(21,651)
Restricted stock granted	3	361	—	—	364
Shares issued to defined contribution plan	9	7,922	—	—	7,931
Shares issued from employee stock option plan exercises and other	1	1,103	—	—	1,104
Shares purchased and retired	(1)	(1,224)	—	—	(1,225)
Balance at December 31, 1999	291	198,863	31,390	(5,569)	224,975
Comprehensive loss:					
Net loss	—	—	(7,538)	—	(7,538)
Other comprehensive loss, foreign currency translation adjustment	—	—	—	(4,372)	(4,372)
Comprehensive loss	—	—	—	—	(11,910)
Restricted stock granted	—	405	—	—	405
Shares issued to Employee Stock Purchase Plan	2	445	—	—	447
Shares issued to Board Directors and other	4	143	—	—	147
Shares purchased and retired	(3)	(930)	—	—	(933)
Balance at December 31, 2000	294	198,926	23,852	(9,941)	213,131
Comprehensive loss:					
Net loss	—	—	(3,907)	—	(3,907)
Other comprehensive loss, foreign currency translation adjustment	—	—	—	(296)	(296)
Comprehensive loss	—	—	—	—	(4,203)
Restricted stock granted	—	343	—	—	343
Shares issued to Employee Stock Purchase Plan	2	831	—	—	833
Shares issued from employee stock option plan exercises and other	2	946	—	—	948
Shares purchased and retired	(1)	(220)	—	—	(221)
Balance at December 31, 2001	$297	$200,826	$ 19,945	$(10,237)	$210,831

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

(In thousands)	Years Ended December 31, 2001	2000	1999
Cash Flows from Operating Activities:			
Net loss	$ (3,907)	$ (7,538)	$ (18,388)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Amortization of deferred data procurement costs	124,517	119,831	120,227
Restructuring and other items	1,291	(3,532)	23,625
Defined contribution plan expense	—	—	7,931
Depreciation	28,921	29,775	26,968
Amortization of capitalized software costs and intangibles	5,926	6,082	7,295
Deferred income tax benefit	(1,829)	(6,390)	(11,571)
Equity in earnings of affiliated companies and minority interests	(2,706)	(2,257)	(4,461)
Other	460	525	(1,350)
Change in operating assets and liabilities:			
Accounts receivable, net	9,422	13,425	(7,717)
Other current assets	(112)	(2,440)	655
Accounts payable and accrued liabilities	2,351	(6,044)	7,688
Deferred revenue	7,977	1,324	1,223
Other, net	7,348	1,089	5,571
Net cash provided by operating activities	179,659	143,850	157,696
Cash Flows from Investing Activities:			
Deferred data procurement costs	(128,991)	(124,840)	(130,212)
Purchase of property, equipment and software	(20,909)	(19,768)	(31,142)
Capitalized software costs	(2,091)	(1,635)	(7,273)
Investment in joint ventures	(3,668)	(4,678)	—
Proceeds from disposition of assets	15	365	524
Capital contributions from minority interests and other, net	695	2,393	2,890
Net cash used by investing activities	(154,949)	(148,163)	(165,213)
Cash Flows from Financing Activities:			
Net bank borrowings (repayments)	(21,000)	11,000	6,281
Net repayments of long-term debt	(2,855)	(2,124)	(480)
Purchases of Common Stock	(220)	(933)	(1,225)
Proceeds from exercise of stock options and other	1,464	447	1,299
Net cash provided (used) by financing activities	(22,611)	8,390	5,875
Effect of Exchange Rate Changes on Cash	(305)	(240)	(1,430)
Net increase (decrease) in cash and cash equivalents	1,794	3,837	(3,072)
Cash and cash equivalents at beginning of year	11,914	8,077	11,149
Cash and cash equivalents at end of year	$ 13,708	$ 11,914	$ 8,077

The accompanying notes to consolidated financial statements are an integral part of these statements.

1. Summary of Accounting Policies

Business

Information Resources, Inc. and its subsidiaries (collectively referred to herein as "IRI" or the "Company") is a leading provider of universal product code ("UPC"), scanner-based business solutions services to the consumer packaged goods ("CPG") industry, offering services primarily in the U.S. and Europe. The Company supplies CPG manufacturers, retailers and brokers with information and analysis critical to their sales, marketing and supply chain operations. IRI provides services designed to deliver value through an enhanced understanding of the consumer to a majority of the Fortune 500 companies in the CPG industry.

Principles of Consolidation

The consolidated financial statements include the accounts of Information Resources, Inc. and all wholly or majority-owned subsidiaries. Minority interests reflect the non-Company owned stockholder interests in IRI/GfK Retail Services GmbH (Germany) ("IRI/GfK Retail"), Information Resources GfK B.V. (the Netherlands) and Information Resources Espana, S.L. (Spain). The equity method of accounting is used for investments in which the Company has a 20% to 50% ownership interest because it exercises significant influence over operating and financial policies. All significant intercompany accounts and transactions have been eliminated in consolidation. The excess of the carrying value over the net book value of investments accounted for using the equity method is amortized over ten years (see recent accounting pronouncements below).

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from estimates.

Revenue Recognition

Revenues on contracts for retail tracking services, which generally have terms of three to five years, are recognized over the terms of the contracts. Such contracts are generally categorized into one of two classes: 1) cancelable at the end of each year by giving six months written notice by either party; or 2) multi-year contracts either non-cancelable or cancelable only with significant penalties, generally by giving six months written notice after the initial multi-year term. Revenues for special analytical services, market research and consulting projects are recognized as services are performed. Certain of these projects are fixed-price in nature and use the percentage-of-completion method for the recognition of revenue.

Revenues from the license of software application products, or products licensed under licensing agreements are recognized upon delivery when there is a reasonable basis for estimating collectibility and the Company has no significant remaining obligations. Related software maintenance fees are recognized as earned over the terms of their respective contracts.

Research and Development

The Company is continuously developing new products and services. In this regard, the Company is actively engaged in research and development of new database analyses and applications, software applications and services and data delivery systems. Expenditures for research and development for the years ended December 31, 2001, 2000 and 1999 approximated $11.7 million, $15.8 million and $16.9 million, respectively. All research and development expenditures were expensed as incurred.

Benefit Plans

The Company sponsors an employee savings plan that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to contribute a portion of their pre-tax income in accordance with specified guidelines. The Company matches a percentage of employee contributions up to certain limits. The expense recognized for the 401(k) plan totaled approximately $2.6 million, $2.8 million and $3.0 million in 2001, 2000 and 1999, respectively.

In December 1999, the Company adopted the Information Resources, Inc. Nonqualified Defined Contribution Plan (the "Plan"). The Plan was designed to provide designated employees of the Company with an ownership interest in the equity of IRI in order to align the interests of those employees with the interests of IRI shareholders and compensate employees for their past performance. In December 1999, as part of the Plan, the Company made an irrevocable contribution of 877,000 shares of IRI Common Stock to the Plan trust. All shares have been fully allocated to each individual participant's account. This resulted in the Company recording an expense of $7.9 million in the fourth quarter of 1999 which represented the fair market value of the Common Stock contribution. The shares of Common Stock will vest and generally be distributable on the fourth anniversary of the date upon which such shares were allocated to the participant's account if the participant's employment with the Company has not been terminated, with certain exceptions for termination of employment due to retirement, disability, death or change in control. Forfeited shares will remain in the Plan and be reallocated to other participants. Of the $7.9 million expensed in 1999, $5.5 million, $2.1 million and $0.3 million related to the U.S. services, International services and Corporate segments of the business, respectively.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and funds held in money market accounts with a maturity of three months or less.

Fair Value of Financial Instruments and Credit Risk

The carrying value of the Company's financial instruments, cash and cash equivalents, investments and debt obligations represent a reasonable estimate of their fair value. As of December 31, 2001 and 2000, the Company had no significant concentrations of credit risk related to cash equivalents and accounts receivable.

Property and Equipment

Property and equipment is recorded at cost and is depreciated over the estimated service lives. For financial statement purposes, depreciation is provided by the straight-line method. The Company also capitalizes the cost of internal-use computer software as incurred and amortizes such costs over the respective estimated useful lives in accordance with SOP 98-1. Leasehold improvements are amortized over the shorter of their estimated service lives or the terms of their respective lease agreements. Estimated useful lives are as follows:

Computer equipment and software	3 to 7 years
Market testing and other operating equipment	3 to 7 years
Leasehold improvements	4 to 20 years
Equipment and furniture	3 to 8 years

Other Assets

Other assets include deferred data procurement costs, intangible assets and capitalized costs of software held for sale. Data procurement costs are amortized over a period of 28 months, which is the average number of months of back-data provided to clients and include payments and services to retailers for point-of-sale data and costs related to collecting, reviewing and verifying other data (i.e., causal factors) which are an essential part of the database. Intangible assets include goodwill and solicitation rights which arose from acquisitions, investments or strategic alliances. Goodwill is amortized on a straight-line basis over periods from ten to twenty years (see recent accounting pronouncements below). Solicitation rights are amortized on a straight-line basis over the expected useful lives of six to ten years. The Company capitalizes costs incurred for computer software to be sold in accordance with Statement of Financial Accounting Standards No. 86. Capitalized costs of computer software held for sale are amortized on a straight-line basis beginning upon the software's general release date over a period not exceeding three years.

On an ongoing basis, management reviews the valuation and amortization of these assets to determine possible impairment by comparing the carrying value to the undiscounted future cash flows of the related assets. During 1999, the Company wrote off certain assets as described in Note 4. Such charges were classified as Restructuring and Other Items in 1999 in the Statement of Operations.

Income Taxes

Deferred income taxes are recognized at statutory rates to reflect the future effects of tax carryforwards and temporary differences arising between the tax bases of assets and liabilities and their financial reporting amounts at each year end. Deferred income taxes arise in business combinations accounted for as purchases as a result of differences between the fair value of assets acquired and their tax bases.

Foreign Currency Translation

The financial position and results of operations of the Company's foreign operations are measured using local currency as the functional currency. Accordingly, assets and liabilities have been translated into U.S. dollars at the rates of exchange at the balance sheet date and revenues and expenses have been translated at average exchange rates prevailing during the period. Translation gains and losses are deferred as a separate component of stockholders' equity while foreign currency transaction gains and losses are included in determining net earnings.

Earnings (Loss) per Common and Common Equivalent Share and Stock-Based Compensation

Net earnings (loss) per share is based upon the weighted average number of shares of Common Stock outstanding during each year. Net earnings (loss) per common and common equivalent share–diluted is based upon the weighted average number of shares of Common Stock and Common Stock equivalents, entirely comprised of stock options, outstanding during each year. For the years ended December 31, 2001, 2000 and 1999, all stock options, aggregating 9,013,672 shares, 8,704,117 shares and 7,451,373 shares, respectively, were excluded from the weighted average shares outstanding calculation because they were anti-dilutive.

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation expense for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations," effective for acquisitions after June 30, 2001 and No. 142, "Goodwill and Other Intangible Assets," which is effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill, the excess of the carrying value over the net book value of investments accounted for using the equity method and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives.

The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the nonamortization provisions of Statement No. 142 is expected to result in an increase in net income of approximately $900 thousand ($.03 per share) per year. The Company will perform the first of the required impairment tests of goodwill during the first six months of 2002 and has not yet determined what effect, if any, these tests will have on the earnings and financial position of the Company.

2. Supplemental Cash Flow Information

Interest expense paid and income taxes paid (refund received) during the years ended December 31 were as follows (in thousands):

	2001	2000	1999
Interest	$1,961	$2,627	$1,731
Income taxes	(283)	(124)	418

Non-cash investing and financing activities are excluded from the Consolidated Statements of Cash Flows. During 2001, the Company acquired computer software licenses for $4.8 million in exchange for long-term obligations. During 2000, the Company acquired mainframe computer equipment in exchange for capital lease obligations recorded at $7.4 million. In 2000, the Company also capitalized $3.7 million as an investment relating to the formation of the Mosaic InfoForce, L.P. joint venture in exchange for an obligation due in 2001.

3. Joint Ventures

During 2000, the Company and Mosaic Group, Inc. formed a joint venture company, Mosaic InfoForce, L.P. ("MIF"), in which the Company currently has a 49% ownership interest and Mosaic Group, Inc. owns the remainder. The Company's domestic causal and custom audit data collection and merchandising business is operated by MIF. The Company capitalized $7.4 million in connection with the formation of MIF, which is being accounted for using the equity method of accounting. As of December 31, 2001, IRI has guaranteed $3.1 million of MIF equipment capital leases. The capital leases have varying expiration dates through 2004.

4. Restructuring and Other Items

Since 1999, the Company has undertaken three major initiatives as described below resulting in incremental, one-time expenditures that have been classified as restructuring expenses in the Statement of Operations.

Project Delta In the third quarter of 1999, the Company initiated a comprehensive program named Project Delta, the objective of which was to improve productivity and operating efficiencies to reduce the Company's ongoing cost structure in its U.S. operations. The first phase of Project Delta included the identification and assessment of potential operating efficiencies in the Company's various U.S. functional areas and was completed in the fourth quarter of 1999. As a result of the planned initiatives, the Company recorded a restructuring charge of $19.7 million ($11.8 million after tax) in the fourth quarter of 1999. The key components of the charge included (i) severance related to planned staff reductions of approximately 10%, or 325 of the Company's full-time U.S. and Corporate employees; (ii) asset write-offs related to unprofitable activities that were discontinued; and (iii) the disposition of excess office space. The cost reduction program implementation began in the first quarter of 2000 and was completed during the third quarter of 2001. A restructuring accrual was established in 1999 to reflect certain of the outstanding obligations related to 1999 restructuring charges. Certain restructuring costs were not eligible for accrual in 1999 and were recorded during 2000 and 2001.

Transition of German Production to U.S. Facility The Company made the decision in the fourth quarter of 1999 to transfer production services for IRI/GfK Retail from an external vendor in Germany to the Company's U.S. headquarters facility in order to enhance its InfoScan offering in Germany and to reduce future production costs. The transition of German production to the U.S. facility began in the first quarter of 2000 and was completed in the first quarter of 2002.

Information Technology Rearchitecture During the fourth quarter of 2001, the Company began a review of its information technology operations to assess potential restructuring costs and benefits. This review is expected to be completed early in the second quarter of 2002. The review will include initial assessments of database design, transition planning and cost and savings estimates.

The following tables reflect restructuring and other items incurred during 2001, 2000 and 1999 and all cash payments made to date (in thousands):

	Liability at December 31, 2000	2001 Activity Provision	Cash	Non-Cash	Liability (Receivable) at December 31, 2001
Restructuring Charges					
Project Delta					
Termination benefits	$2,029	$ 1,362	$ (2,757)	$ —	$ 634
Discontinued activities	541	2,025	(276)	(2,025)	265
Disposition of excess office space	—	24	(24)	—	—
Other costs	—	2,926	(2,926)	—	—
Transition of German production to U.S. facility	—	7,828	(7,236)	—	592
Information technology rearchitecture	—	3,305	(1,892)	—	1,413
Other items	—	(2,036)	1,000	—	(1,036)
	$2,570	$15,434	$(14,111)	$ (2,025)	$ 1,868

	Liability at December 31, 1999	2000 Activity Provision	Cash	Non-Cash	Liability at December 31, 2000
Restructuring Charges					
Project Delta					
Termination benefits	$8,391	$ 3,649	$(10,011)	$ —	$ 2,029
Discontinued activities	—	3,443	(1,302)	(1,600)	541
Disposition of excess office space	494	557	(534)	(517)	—
Other costs	—	2,168	(2,168)	—	—
Transition of German production to U.S. facility	—	4,680	(4,680)	—	—
Other items	—	(907)	907	—	—
	$8,885	$13,590	$(17,788)	$ (2,117)	$ 2,570

	1999 Activity Provision	Cash	Non-Cash	Liability at December 31, 1999
Restructuring Charges				
Project Delta				
Termination benefits	$ 8,391	$ —	$ —	$ 8,391
Discontinued activities	8,631	—	(8,631)	—
Disposition of excess office space	1,498	—	(1,004)	494
Other costs	1,130	(1,130)	—	—
Other items	5,105	—	(5,105)	—
	$24,755	$ (1,130)	$(14,740)	$ 8,885

Restructuring Charges

Termination Benefits In the fourth quarter of 1999, the Company decided to terminate approximately 325 full-time positions during 2000, impacting virtually all areas of the U.S. business, including operations, client services, technology and marketing, as well as corporate headquarters. The Company recorded a charge of $8.4 million in 1999 for termination benefits as communications of such benefits had been made to affected employees. Additional provisions of $1.4 million and $3.6 million have been made in 2001 and 2000, respectively, to cover retention and relocation incentive costs that were not eligible for accrual at December 31, 1999. As of December 31, 2001, 397 employees have been terminated under various Project Delta initiatives.

Discontinued Activities During the third quarter of 2000, it was determined that certain equipment used in the Company's U.S. operations to collect retail information would no longer be utilized after the second quarter of 2001. Accordingly, the Company recognized a non-cash charge of $2.0 million in 2001 and 2000 relating to accelerated depreciation on this equipment.

During 2000, the Company ceased operations of entities in Japan (IRI Apollo K.K.) and Australia (Information Resources Australia Pty, Ltd.) which were responsible for distributing Apollo software. The Company entered into agreements with its 40% owned affiliate, Information Resources Japan Ltd. and an unrelated company in Australia to distribute its Apollo software. In connection with the cessation of local operations, the Company incurred charges during 2000 of $0.7 million and $1.0 million relating to the Japan and Australia businesses, respectively.

In 1999, the Company wrote off $8.6 million of assets related to discontinued activities of the U.S. business. This charge consisted of $4.8 million and $3.8 million relating to certain of the Company's trade promotion software applications and Card Panel database assets, respectively. The Company decided to discontinue all selling activities related to its internally developed trade promotion software based on discounted future cash flow estimates. As a result of this decision, the net book value of the trade promotion software assets was written off in the fourth quarter of 1999. The Company's consumer panel business had consisted of 55,000 households that utilized hand-held scanners to record their product purchases ("Multi-outlet Panel") and shoppers from approximately 60,000 households that presented an identification card when shopping at participating grocery stores ("Card Panel"). In 1999, the Company determined that the need for a Multi-outlet Panel was becoming the minimum standard for panel tracking services. As a result, the Company decided to continue to expand its Multi-outlet Panel and eliminate the separate Card Panel service. The net book value of the Card Panel database asset was written off in the fourth quarter of 1999.

Disposition of Excess Office Space As a result of planned headcount reductions and space not currently utilized, office space was reduced. The Company recorded $0.02 million, $0.6 million and $1.5 million of charges in 2001, 2000 and 1999, respectively, relating to accelerated depreciation on leasehold improvements and furniture and fixtures and lease buyouts associated with these facilities.

Other Restructuring Costs Other restructuring costs in 2001 and 2000 relate primarily to consulting fees paid to third parties for assistance in the identification of process improvements and efficiencies within the U.S. operations.

Transition of German Production to U.S. Facility During 2001 and 2000, charges of approximately $7.8 million and $4.7 million, respectively, were recorded related to the transition of German production to the U.S. facility. These costs consist primarily of parallel processing and temporary workforce expenses. The transition was completed in the first quarter of 2002.

Information Technology Rearchitecture 2001 costs relate to consulting fees paid to a third party in connection with the rearchitecture project.

Other Items

During the fourth quarter of 2001, the Company settled a dispute with Manugistics, Inc. as further discussed in Note 11, Legal Proceedings. Manugistics agreed to pay IRI a total of $8.625 million, resulting in a gain of $2.0 million which is reflected as other income in Restructuring and Other Items.

In the fourth quarter of 1999, Restructuring and Other Items included a $0.9 million charge for a non-current receivable reserve. This reserve was reversed during 2000 pursuant to a settlement agreement reached with the other party.

During 1999, the Company determined that goodwill relating to IRI/GfK Retail was impaired, resulting in a $4.2 million charge which was included in Restructuring and Other Items.

5. Income Taxes

As of December 31, 2001, the Company had cumulative U.S. Federal taxable net operating loss ("NOL") carryforwards of $95.4 million which expire primarily in 2009, 2011 and 2020. At December 31, 2001, the Company also had U.S. tax credit carryforwards of $6.8 million, $5.4 million of which expire between 2002 and 2012 and the remainder of which can be carried forward indefinitely. Certain of these carryforwards have not been examined by the Internal Revenue Service and, therefore, are subject to potential adjustment.

A majority of the foreign pre-tax losses are deducted as partnership losses in IRI's consolidated U.S. Federal income tax return. At December 31, 2001, various other foreign subsidiaries of IRI had foreign taxable NOL carryforwards of $0.6 million which expire between 2009 and 2011.

Domestic losses before income taxes were $6.1 million, $10.0 million and $28.9 million for 2001, 2000 and 1999, respectively. The foreign earnings (losses) before income taxes were $0.8 million, ($3.7) million and ($0.7) million for 2001, 2000 and 1999, respectively.

The income tax benefit relating to the years ended December 31, 2001, 2000 and 1999 consisted of the following components (in thousands):

	2001	2000	1999
Current income tax expense:			
Federal	$ (236)	$ —	$ —
Foreign	(217)	(265)	(397)
State and local	—	—	—
	(453)	(265)	(397)
Deferred income tax (expense) benefit:			
Federal	1,869	4,357	9,562
Foreign	(72)	228	(593)
State and local	32	1,805	2,602
	1,829	6,390	11,571
Income tax benefit	$1,376	$6,125	$11,174

Significant components of the Company's deferred tax liabilities and assets were as follows (in thousands):

	December 31,	
	2001	2000
Deferred tax liabilities:		
Deferred data procurement costs	$51,458	$53,820
Capitalized software costs	1,199	3,151
Acquisition related costs	865	3,321
Other	2,497	5,585
Total deferred tax liabilities	56,019	65,877
Deferred tax assets:		
Domestic NOL carryforwards	33,380	41,494
Domestic tax credit carryforwards	6,757	6,737
Foreign NOL carryforwards	207	303
Reserve for compensation-related items	12,404	10,536
Other	15,033	15,135
Total deferred tax assets	67,781	74,205
Valuation allowance on deferred tax assets	(4,297)	(4,297)
Net deferred tax assets	63,484	69,908
Net deferred tax asset	$ (7,465)	$ (4,031)

Except to the extent that a valuation allowance has been established, the Company expects to realize the deferred tax assets related to its U.S. Federal and state NOL carryforwards and certain foreign NOL carryforwards, primarily from the future recognition of substantial taxable income resulting from the reversal of $77.2 million of existing net temporary differences.

The income tax benefit differs from the statutory U.S. Federal income tax rate of 35% applied to losses before income taxes for the years ended December 31, 2001, 2000 and 1999 as follows (in thousands):

	2001	2000	1999
Statutory tax benefit	$1,849	$4,783	$10,347
Effects of—			
State income taxes, net of Federal income tax effect	21	1,173	1,691
Nondeductible meals and entertainment	(385)	(453)	(406)
Nondeductible acquisition/organization costs	(142)	(153)	(160)
Foreign taxes	5	265	(338)
Valuation allowance	—	—	(713)
Other non-taxable income	28	510	753
	$1,376	$6,125	$11,174

6. Accounts Receivable

Accounts receivable at December 31 were as follows (in thousands):

	2001	2000
Billed	$66,065	$69,822
Unbilled	12,555	14,706
	78,620	84,528
Reserve for accounts receivable	(3,951)	(3,918)
	$74,669	$80,610

Payments received in advance of revenue recognition are reflected in the consolidated financial statements as deferred revenue. Unbilled accounts receivable represent revenues and fees on contracts and other services earned to date for which customers were not invoiced as of the balance sheet date.

7. Property and Equipment

Property and equipment at December 31 were as follows (in thousands):

	2001	2000
Computer equipment and software	$ 134,852	$ 118,355
Market testing and other operating equipment	24,742	33,263
Leasehold improvements	19,347	17,708
Equipment and furniture	35,451	34,183
	214,392	203,509
Accumulated depreciation	(144,461)	(127,777)
	$ 69,931	$ 75,732

The net book value of computer equipment under capital leases aggregated $3.9 million and $6.0 million for the years ended December 31, 2001 and 2000, respectively, and is included in the above amounts. Amortization of assets under capital leases is included in depreciation expense in the accompanying financial statements.

8. Investments and Other Assets

Investments at December 31 were as follows (in thousands):

	2001	2000
Mosaic InfoForce, L.P., at cost plus equity in undistributed earnings	$ 5,273	$ 6,101
Datos Information Resources, at cost plus equity in undistributed earnings	4,341	4,439
GfK Panel Services Benelux B.V., at cost	1,315	1,315
Middle East Market Research Bureau ("MEMRB"), at cost	2,781	2,795
Other	863	1,208
	$ 14,573	$ 15,858

Other assets at December 31 were as follows (in thousands):

	2001	2000
Deferred data procurement costs—net of accumulated amortization of $138,046 in 2001 and $132,884 in 2000	$144,500	$142,036
Intangible assets, including goodwill—net of accumulated amortization of $13,584 in 2001 and $12,026 in 2000	7,811	9,370
Capitalized software costs—net of accumulated amortization of $4,665 in 2001 and $4,716 in 2000	4,412	5,862
Other	5,071	8,738
	$161,794	$166,006

Commercial software development costs of $2.1 million, $1.6 million and $7.3 million were capitalized for the years ended December 31, 2001, 2000 and 1999.

9. Long-Term Debt

Long-term debt at December 31 was as follows (in thousands):

	2001	2000
Bank borrowings	$ —	$21,000
Capitalized leases and other	5,783	5,965
	5,783	26,965
Less current maturities	(3,549)	(2,337)
	$ 2,234	$24,628

During October 2001, the Company amended certain financial covenants and other terms and conditions of its $60 million bank revolving credit facility. The amended facility has floating rate options at or below prime and commitment fees of up to 0.5% payable on the unused portion and a termination date of October 2002. The weighted average interest rates at December 31, 2001 and 2000 were 6.58% and 8.27%, respectively. Under the amended credit facility, the maximum commitment of funds available for borrowings is limited by a defined borrowing base formula related to eligible accounts receivable. Borrowings under the facility are secured by the Company's assets. The Company had $55.5 million of borrowing availability under the amended revolving credit facility as of December 31, 2001.

The financial covenants in the bank credit agreement, as well as in the lease agreement for the Company's Chicago headquarters, require the Company to maintain a minimum tangible net worth and to meet certain cash flow coverage and leverage ratios. The agreements also limit the Company's ability to declare dividends or make distributions to holders of capital stock, or redeem or otherwise acquire shares of the Company. Approximately $3.7 million is currently available for such distributions under the most restrictive of these covenants. The bank credit agreement contains covenants which restrict the Company's ability to incur additional indebtedness.

Capitalized leases and other primarily consist of leases for computer equipment expiring through 2004. Minimum payments under capital lease obligations are as follows (in thousands):

Year ending December 31,	Minimum Payments
2002	$3,794
2003	2,083
2004	500
	6,377
Less imputed interest	(594)
	$5,783

10. Capital Stock

Preferred Stock Purchase Rights

In 1989, IRI adopted a shareholder rights plan which attached preferred stock rights ("Rights") to each share of its Common Stock. Each Right entitles the holder to purchase one one-hundredth share of Preferred Stock at an exercise price of $60. The Rights become exercisable upon the acquisition of a certain percentage of IRI Common Stock or a tender offer or exchange offer for IRI Common Stock by a person or group. IRI may redeem the Rights at $.01 per Right at any time prior to a public announcement that a person or group has acquired a certain percentage of IRI's Common Stock. The Rights will expire on October 27, 2007. IRI has authority to issue one million shares of $.01 par value Preferred Stock.

Common Stock

At December 31, 2001, 2000 and 1999, 29,397,373, 29,069,892 and 29,068,657 shares of Common Stock, respectively, were issued and outstanding. In connection with the IRI Directors' Plan (see below), 24,893 shares were reserved for future issuance at December 31, 2001. In connection with all IRI employee stock option plans, 10.5 million shares were reserved for issuance at December 31, 2001. These reserved shares were reduced by 9.0 million stock options outstanding at December 31, 2001, resulting in 1.5 million stock options available for grant under the Amended and Restated 1992 Executive Stock Option Plan, the Amended and Restated 1994 Employee Nonqualified Stock Option Plan and the Amended and Restated 1992 Stock Option Plan.

In May 2000, the Company established the 2000 Employee Stock Purchase Plan ("ESPP") providing employees the opportunity to purchase Common Stock of the Company through accumulated payroll deductions. The plan qualifies as an Employee Stock Purchase Plan under Section 423 of the Internal Revenue Code of 1986, as amended. Employees are eligible to purchase Common Stock at the end of an accumulation period at an amount equal to 85% of the fair market value of a share of Common Stock on the first or last day of an accumulation period, whichever is lower. Employees are restricted from trading stock purchased under the ESPP for six months from the date of purchase. During 2001 and 2000, the Company sold 199,720 shares, 40,000 shares of which were held in treasury and the remainder of which were newly issued shares and 158,827 shares, respectively, of Common Stock for $0.8 million and $0.4 million, respectively, to employees participating in the ESPP.

During 2000, the Company began acquiring shares of its Common Stock in connection with a stock repurchase program announced in August 2000 that was established to acquire shares to fund the Company's ESPP. The program, approved by the Company's Board of Directors, authorizes the periodic repurchase of up to one million shares of its Common Stock on the open market, or in privately negotiated transactions, depending upon market conditions and other factors. During 2001, the Company purchased 40,000 shares of Common Stock, at an average cost of $5.50 per share, aggregating $0.2 million. The Company purchased 158,700 shares of Common Stock, at an average cost of $5.88 per share, aggregating $0.9 million during 2000.

In May 1996, the Company's shareholders approved a stock plan for non-employee directors (the "IRI Directors' Plan"), authorizing the issuance of up to 100,000 shares of Common Stock. Under the IRI Directors' Plan, an eligible director is paid annually in shares of Common Stock in lieu of 75% of the cash retainer otherwise payable for services on the Board. The number of shares issued is based upon the fair market value of the Company's Common Stock. The Company issued 12,075, 13,098 and 21,215 shares in 2001, 2000 and 1999 at an average price of $6.51, $5.41 and $8.72 per share, respectively, under the IRI Directors' Plan.

There are restrictions in IRI's bank revolving credit facility and lease agreements which limit the payment of dividends and the purchases or redemption of Common Stock. (See Note 9.)

Stock Options

The Company has several stock option plans. The Amended and Restated 1994 Employee Nonqualified Stock Option Plan and the Amended and Restated 1992 Stock Option Plan cover most employees other than executive officers and directors. Substantially all options under these plans have been granted at fair market value or higher. Most option grants are exercisable in equal annual increments of 25% beginning on the first anniversary of the grant date and expire ten years after the date of grant. IRI also has an Amended and Restated 1992 Executive Stock Option Plan covering executive officers and directors which at inception authorized up to 2.5 million stock options. Most options under this plan were granted at fair market value and are exercisable in equal annual increments of 25% beginning on the first anniversary of the grant date and expire ten years after the date of grant. For options granted at less than fair market value, the Company recognizes compensation expense over the vesting period for the difference between the total fair market value and the total exercise price on the date of grant.

The following table presents, on a pro forma basis, net loss and net loss per share for the years ended December 31, 2001, 2000 and 1999 as if an alternate method of accounting as prescribed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," for stock options had been adopted (in thousands, except per share data):

	2001	2000	1999
Net loss—as reported	$(3,907)	$ (7,538)	$(18,388)
Net loss—pro forma	$(7,864)	$(10,670)	$(21,687)
Net loss per common share—basic—as reported	$ (.13)	$ (.26)	$ (.66)
Net loss per common share—basic—pro forma	$ (.27)	$ (.37)	$ (.77)
Net loss per common and common equivalent share—diluted—as reported	$ (.13)	$ (.26)	$ (.66)
Net loss per common and common equivalent share—diluted—pro forma	$ (.27)	$ (.37)	$ (.77)

The above table is based upon the valuation of option grants using the Black-Scholes pricing model for traded options with assumed risk-free interest rates of 4.55%, 6.15% and 5.50% for 2001, 2000 and 1999, respectively; stock price volatility factor of 71.9%, 69.0% and 61.0% for 2001, 2000 and 1999, respectively; and an expected life of the options of five years. Using the foregoing assumptions, the calculated weighted average fair value of options granted in 2001, 2000 and 1999 was $3.30, $3.19 and $5.01, respectively. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the input assumptions can materially affect the fair value estimate, in management's opinion, the model does not necessarily provide a reliable single measure of the fair value of its employee stock options.

Transactions involving stock options for the Executive and Employee Stock Option Plans are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding January 1, 1999	7,326,234	$13.73
Granted	1,461,500	8.80
Canceled/Expired	(1,238,931)	14.58
Exercised	(97,430)	9.85
Outstanding December 31, 1999	7,451,373	12.68
Granted	3,400,215	5.12
Canceled/Expired	(2,147,471)	12.32
Exercised	—	—
Outstanding December 31, 2000	8,704,117	9.82
Granted	1,933,500	5.28
Canceled/Expired	(1,468,759)	13.45
Exercised	(155,186)	4.06
Outstanding December 31, 2001	9,013,672	$ 8.35
Exercisable December 31, 2001	4,085,026	$11.44

Stock options outstanding at December 31, 2001 are as follows:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Outstanding Weighted Average Exercise Price	Number Exercisable	Exercisable Weighted Average Exercise Price
$ 3.13 – $ 4.28	3,043,391	8.70	$ 4.01	352,141	$ 3.92
$ 4.38 – $ 8.56	2,408,662	8.16	7.11	796,358	7.78
$ 8.63 – $14.00	2,554,282	5.64	12.08	1,952,981	12.50
$14.13 – $34.00	1,007,337	1.83	15.00	983,546	15.00
$ 3.13 – $34.00	9,013,672	6.92	$ 8.35	4,085,026	$11.44

11. Commitments, Contingencies and Litigation

Lease Agreements and Other Commitments

Future minimum lease payments under all operating leases as of December 31, 2001 are as follows (in thousands):

Year ending December 31,	Operating Lease Payments
2002	$ 24,834
2003	22,777
2004	15,854
2005	10,659
2006	9,436
After 2006	29,504
Total minimum lease payments	$113,064

Total rental expense for the years ended December 31, 2001, 2000 and 1999 was $22.3 million, $24.9 million and $27.4 million, respectively.

Legal Proceedings

On July 29, 1996, IRI filed an action against The Dun & Bradstreet Corp., The ACNielsen Company (now owned by VNU, N.V.) and IMS International, Inc. (collectively, the "Defendants") in the United States District Court for the Southern District of New York entitled Information Resources, Inc. v. The Dun & Bradstreet Corp., et. al. No. 96 CIV. 5716 (the "Action"). IRI alleged that, among other things, the Defendants violated Sections 1 and 2 of the Sherman Act, 15 U.S.C. Sections 1 and 2, by engaging in a series of anti-competitive practices aimed at excluding the Company from various export markets for retail tracking services and regaining monopoly power in the United States market for such services. These practices included: i) entering into exclusionary contracts with retailers in several countries, in order to restrict the Company's access to sales data necessary to provide retail tracking services; ii) illegally tying/bundling services in markets over which Defendants' had monopoly power with services in markets in which ACNielsen competed with the Company; iii) predatory pricing; iv) acquiring foreign market competitors with the intent of impeding the Company's efforts at export market expansion; v) tortiously interfering with Company contracts and relationships with clients, joint venture partners and other market research companies; and vi) disparaging the Company to financial analysts and clients. By the Action, the Company sought to enjoin the Defendants' anti-competitive practices and to recover damages in excess of $350 million, prior to trebling. In procedural rulings, the District Court dismissed IRI's claims for injury suffered from Defendants' activities in foreign markets, where IRI operates through subsidiaries, and denied IRI leave to join such subsidiaries as parties. IRI has appealed these rulings and expects a decision from the United States Court of Appeals for the Second Circuit by mid-2002. The Company continues to vigorously prosecute its claims for injuries in the U.S. and other markets, which the Company believes to be substantial.

As previously reported, in 1999 IRI filed an action against Manugistics, Inc. in the Circuit Court of Cook County, Illinois. In this action IRI was seeking damages for Manugistics' alleged breach of a Data Marketing and Guaranteed Revenue Agreement and a related Non-Competition and Non-Solicitation Agreement. In December 2001, IRI and Manugistics settled their dispute under these agreements. Pursuant to the settlement agreement, Manugistics agreed to pay IRI a total of $8.625 million. Of this amount, $4.75 million is to be paid in cash installments, with the last installment coming due on or before April 1, 2002. To date, Manugistics has paid $3.75 million of this cash amount. Manugistics also agreed to issue shares of its Common Stock representing the remaining $3.875 million (the "Settlement Shares"). On February 26, 2002, Manugistics issued the Settlement Shares to IRI. All of the Settlement Shares were sold by IRI for $3.875 million, net of commissions on March 1, 2002.

In the ordinary course of business, IRI and its subsidiaries become involved as plaintiffs or defendants in various other legal proceedings. The claims and counterclaims in such litigation, including those for punitive damages, individually in certain cases and in the aggregate, involve amounts which may be material. However, it is the opinion of the Company's management, based upon the advice of counsel, that the ultimate disposition of pending litigation against the Company will not be material.

12. Segment Information

The Company develops and maintains databases, decision support software and mathematical models, primarily for the analysis of detailed information on purchasing of consumer goods, all within one industry segment—business information services. The Company's business information services are conducted almost exclusively in the United States and Europe. The Company's operations in other markets account for less than 1% of consolidated revenues. Executive management of the Company routinely evaluates the performance of its operations against short-term and long-term objectives.

The Company's segment disclosure by geographic areas is consistent with the management structure of the Company. The executive management of the Company considers revenues from third parties and the aggregation of operating profit (loss), equity earnings (losses) and minority interests ("Operating Results") on a geographic basis to be the most meaningful measure of the operating performance of each respective geographic segment and of the Company as a whole.

The following tables and discussion present certain information regarding the operations of the Company by geographic segment as of December 31, 2001, 2000 and 1999 (in thousands):

Segmented Results:

	2001	2000	1999
Revenues:			
U.S. Services	$420,321	$397,895	$416,729
International Services	135,547	133,028	129,544
Total	$555,868	$530,923	$546,273
Operating Results:			
U.S. Services	$ 25,895	$ 15,833	$ 25,672
International Services:			
Operating loss	(4,405)	(4,628)	(13,709)
Minority interests benefit	2,694	2,746	4,256
Equity in earnings of affiliated companies	311	575	205
Subtotal—International Services	(1,400)	(1,307)	(9,248)
Corporate and other expenses including equity in loss of affiliated companies	(11,275)	(10,960)	(11,848)
Defined contribution plan expense[(a)]	—	—	(7,931)
Restructuring and other items[(b)]	(15,434)	(13,590)	(24,755)
Operating Results	(2,214)	(10,024)	(28,110)
Interest expense and other, net	(3,069)	(3,639)	(1,452)
Loss before income taxes	$ (5,283)	$ (13,663)	$ (29,562)

Identifiable Assets:

	2001	2000	1999
U.S. Services	$217,072	$223,916	$237,913
International Services	122,412	126,258	120,943
Corporate[c]	13,939	14,986	9,624
Total Identifiable Assets	$353,423	$365,160	$368,480

(a) $5.5 million, $2.1 million and $0.3 million of defined contribution plan expense relates to U.S. services, International services and Corporate, respectively.

(b) Restructuring and other items (in millions):

	2001	2000	1999
U.S. Services	$ 9.3	$ 7.4	$19.7
International Services	8.1	7.1	4.2
Corporate	(2.0)	(0.9)	0.9
Total	$15.4	$13.6	$24.8

(c) Identifiable corporate assets represent investments. (See Note 8.)

Other Cash Flow Information:

(In thousands)	United States	International	Corporate	Total
Capital expenditures				
2001	$15,578	$ 4,359	$ 972	$ 20,909
2000	11,860	5,791	2,117	19,768
1999	23,394	5,413	2,335	31,142
Depreciation expense				
2001	$21,193	$ 4,526	$3,202	$ 28,921
2000	21,216	4,618	3,941	29,775
1999	18,946	4,686	3,336	26,968
Data procurement expenditures				
2001	$76,396	$52,595	$ —	$128,991
2000	74,761	50,079	—	124,840
1999	80,740	49,472	—	130,212
Amortization of data procurement expenditures				
2001	$76,517	$48,000	$ —	$124,517
2000	75,749	44,082	—	119,831
1999	78,508	41,719	—	120,227

Summary of Quarterly Data (Unaudited)

Summaries of consolidated results on a quarterly basis are as follows (in thousands, except per share data):

	2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$136,308	$140,906	$138,166	$140,488
Restructuring and other items	$ (4,097)	$ (4,102)	$ (4,209)	$ (3,026)
Operating profit (loss)	$ (3,372)	$ (1,021)	$ (924)	$ 397
Net earnings (loss)	$ (2,475)	$ (1,240)	$ (488)	$ 296
Net earnings (loss) per common share—basic	$ (.09)	$ (.04)	$ (.02)	$ .01
Net earnings (loss) per common and common equivalent share—diluted	$ (.09)	$ (.04)	$ (.02)	$ .01
Weighted average common shares—basic	29,069	29,068	29,310	29,323
Weighted average common and common equivalent shares—diluted	29,069	29,068	29,310	30,229

	2000			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$129,141	$133,931	$131,672	$136,179
Restructuring and other items	$ (3,557)	$ (2,082)	$ (3,157)	$ (4,794)
Operating profit (loss)	$ (6,961)	$ (1,671)	$ 882	$ (4,532)
Net loss	$ (3,554)	$ (987)	$ (598)	$ (2,399)
Net loss per common share—basic	$ (.12)	$ (.03)	$ (.02)	$ (.08)
Net loss per common and common equivalent share—diluted	$ (.12)	$ (.03)	$ (.02)	$ (.08)
Weighted average common shares—basic	29,068	29,071	29,046	28,952
Weighted average common and common equivalent shares—diluted	29,068	29,071	29,046	28,952

Selected Financial Data

	Years Ended December 31,				
	2001	2000	1999	1998	1997
	(In millions, except per share data)				
Historical Results of Operations[1]					
Revenue	$555.9	$530.9	$546.3	$511.3	$456.3
Restructuring and other items[2]	$ (15.4)	$ (13.6)	$ (24.8)	$ —	$ —
Defined contribution plan expense[3]	$ —	$ —	$ (7.9)	$ —	$ —
Operating profit (loss)	$ (4.9)	$ (12.3)	$ (32.6)	$ 7.0	$ 14.8
Net earnings (loss)	$ (3.9)	$ (7.5)	$ (18.4)	$ 3.8	$ 7.7
Net earnings (loss) per common share—basic	$ (.13)	$ (.26)	$ (.66)	$ .13	$ .27
Weighted average common shares—basic	29.2	29.0	28.0	28.6	28.5
Net earnings (loss) per common and common equivalent share—diluted	$ (.13)	$ (.26)	$ (.66)	$ .13	$ .26
Weighted average common and common equivalent shares—diluted	29.2	29.0	28.0	29.0	29.1
Balance Sheet Data[1]					
Total assets	$353.4	$365.2	$368.5	$369.3	$366.6
Working capital	$ (27.1)	$ (15.2)	$ (11.1)	$ 5.2	$ 24.9
Long-term debt	$ 2.2	$ 24.6	$ 10.8	$ 4.6	$ .6
Stockholders' equity	$210.8	$213.1	$225.0	$238.5	$241.5
Book value per common share	$ 7.17	$ 7.33	$ 7.74	$ 8.56	$ 8.41
Dividends paid per common share	$ —	$ —	$ —	$ —	$ —
Additional Financial Information[1]					
Deferred data procurement costs	$129.0	$124.8	$130.2	$120.5	$111.8
Capital expenditures	$ 20.9	$ 19.8	$ 31.1	$ 33.7	$ 34.4

(1) In 1997, the Company and GfK formed a new company, IRI/GfK Retail, of which the Company has an approximate 74% ownership interest. IRI/GfK Retail purchased the German retail tracking business of GfK Panel. In 1999, the Company's funding requirements per the joint venture agreement increased to 80% and subsequently increased to 100% in 2001.

In 1998, the Company executed a joint venture agreement relating to the newly formed start-up venture in Spain, IRI-Spain, resulting in a 60% ownership interest. The Company currently owns 65% of IRI-Spain.

In 1998, the Company increased its ownership from 19.9% to 51% and then to 80% in 1999 in a joint venture which offers a retail tracking service to the Netherlands market. In 2001, the Company's funding requirements increased to 100%, although GfK is entitled to 49% of any profits.

In 1998, the Company reduced its ownership of Information Resources Japan, Ltd. from 60% to 40%.

The consolidation of the various international entities above did not have a material impact on the consolidated financial results or position of the Company.

(2) During 2001, the Company recorded net charges aggregating $15.4 million reflecting $17.4 million of charges relating to its restructuring programs and $2.0 million of other income resulting from the settlement of the dispute with Manugistics. During 2000, the Company recorded charges aggregating $14.5 million relating to its restructuring program and ($0.9) million relating to other charges. In December 1999, the Company recorded a $19.7 million charge relating to its restructuring program and a $5.1 million charge resulting from asset impairments, primarily goodwill at IRI/GfK Retail. (See Notes 4 and 11 of the Notes to Consolidated Financial Statements.)

(3) In December 1999, the Company adopted the Information Resources, Inc. Nonqualified Defined Contribution Plan (the "Plan"). In December 1999, the Company made an irrevocable contribution of 877,000 shares of IRI Common Stock to the Plan trust, resulting in a $7.9 million charge which represents the fair market value of the Common Stock contribution. (See Note 1 of the Notes to Consolidated Financial Statements.)

Board of Directors

Joe Durrett
Chairman of the Board,
President & Chief Executive Officer
Information Resources, Inc.

Jim Andress
Retired Former Chairman,
Warner Chilcott, PLC.

Bill Connell
Chairman,
EDB Holding, Inc.

Ed Epstein
President,
Retailing Insights, Inc.

Bruce Gescheider
President,
Moana Nursery

John Little, Ph.D.
Institute Professor,
The Sloan School of Management
Massachusetts Institute of Technology

Len Lodish, Ph.D.
The Samuel R. Harrell Professor
and Vice Dean, Wharton West,
Marketing Department,
The Wharton School,
University of Pennsylvania

Ed Lucente
Management Consultant

Jeff Stamen
Chief Executive Officer,
Syncra Software, Inc.

Raymond Van Wagener, Jr.
Chief Executive Officer,
dbDoctor, Inc.

Tom Wilson, Jr.
Independent Consultant

Corporate Officers

Joe Durrett
Chairman, President & Chief
Executive Officer

Andy Balbirer
Chief Financial Officer

Ed Kuehnle
Group President,
North America

Tim Bowles
Group President,
International Operations

Monica Weed
General Counsel,
Corporate Secretary

Mary Kaye Sinclair
Controller

Robin Bergman
Assistant General Counsel,
Assistant Corporate Secretary

Senior Executives—North America

Neil Canter
Analytic Insights Group

Peter Dietz
Technology

Kim Feil
Worldwide Innovations

Jim Follett
Client Services and Consulting

Allen Hill
Retail Practice

Mark Hussey
Finance

Mike Kaskie
Business Development

Rick Kurz
Strategic Business Development

Mark Parise
Database Services

Stephen Webster
Marketing

Senior Executives—International

Claude Charbit
France

Phillipe Chouvou
Operations

Francesco Franceschini
Italy

Gerd Haenel
Germany

Jonathan Harris
Finance

Javier Munoz Delgado
Spain

Karl Smit
Netherlands

Makis Theodorou
Greece

Mark Tims
United Kingdom

Mark Turim
Chief Administrative Officer

Human Resources

Gary Newman

Corporate Communications

Kristin Van

Corporate Headquarters

Information Resources, Inc.
150 North Clinton Street
Chicago, IL 60661
(312) 726-1221
www.infores.com

Transfer Agent

Computershare Investor Services
Chicago, Illinois

Independent Auditors

Ernst & Young LLP
Chicago, Illinois

Outside Legal Counsel

Freeborn & Peters
Chicago, Illinois

Boies, Schiller & Flexner LLP
Armonk, New York

Fried, Frank, Harris, Shriver
& Jacobson
New York, New York


information
resources

Intelligence to power your business

Corporate Headquarters
150 North Clinton Street
Chicago, Illinois 60661
(312) 726-1221

www.infores.com

International Headquarters
Eagle House
The Ring
Bracknell, RG12 1HS
United Kingdom
Tel +44 (0) 1344 746000
Fax +44 (0) 1344 746060

Copyright © 2002 Information Resources, Inc. All Rights Reserved. InfoScan and BehaviorScan are registered trademarks and Apollo, AttitudeLink, The Builders, CPGNetwork, CPGNetwork.com, InfoPro and The Knowledge Group are trademarks of Information Resources, Inc. Oracle Sales Analyzer is a trademark of Oracle Corporation. The names of other companies and their products or services mentioned herein are used for identification purposes only and may be trademarks of their respective owners.